UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Interim Financial Information

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

At September 30, 2023 and report on review of interim financial information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Parent Company Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account Code	Account Description	09.30.2023	12.31.2022
1	Total Assets	1,284,830,000	1,268,330,000
1.01	Current Assets	129,642,000	176,508,000
1.01.01	Cash and Cash Equivalents	2,244,000	3,627,000
1.01.02	Marketable Securities	6,491,000	9,109,000
1.01.03	Trade and Other Receivables	70,125,000	87,396,000
1.01.04	Inventories	34,561,000	39,016,000
1.01.06	Recoverable Taxes	5,536,000	6,344,000
1.01.06.01	Current Recoverable Taxes	5,536,000	6,344,000
1.01.06.01.01	Recoverable Income Taxes	820,000	602,000
1.01.06.01.02	Other Recoverable Taxes	4,716,000	5,742,000
1.01.08	Other Current Assets	10,685,000	31,016,000
1.01.08.01	Non-Current Assets Held for Sale	559,000	19,365,000
1.01.08.03	Others	10,126,000	11,651,000
1.01.08.03.03	Others	10,126,000	11,651,000
1.02	Non-Current Assets	1,155,188,000	1,091,822,000
1.02.01	Long-Term Receivables	125,627,000	105,183,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	19,600,000	8,159,000
1.02.01.04	Trade and Other Receivables	6,700,000	10,912,000
1.02.01.07	Deferred Taxes	20,891,000	19,349,000
1.02.01.07.02	Deferred Taxes and Contributions	20,891,000	19,349,000
1.02.01.10	Other Non-Current Assets	78,436,000	66,763,000
1.02.01.10.04	Judicial Deposits	66,786,000	57,239,000
1.02.01.10.05	Other Assets	11,650,000	9,524,000
1.02.02	Investments	271,949,000	271,427,000
1.02.03	Property, Plant and Equipment	743,162,000	699,786,000
1.02.04	Intangible Assets	14,450,000	15,426,000

3

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account Code	Account Description	09.30.2023	12.31.2022
2	Total Liabilities	1,284,830,000	1,268,330,000
2.01	Current Liabilities	258,978,000	267,314,000
2.01.01	Payroll, Profit Sharing and Related Charges	7,985,000	7,146,000
2.01.02	Trade Payables	28,513,000	34,714,000
2.01.03	Taxes Obligations	5,006,000	12,690,000
2.01.03.01	Federal Taxes Obligations	5,006,000	12,690,000
2.01.03.01.01	Income Tax and Social Contribution Payable	5,006,000	12,690,000
2.01.04	Current Debt and Finance Lease Obligations	160,897,000	150,657,000
2.01.04.01	Current Debt	126,003,000	120,724,000
2.01.04.03	Lease Obligations	34,894,000	29,933,000
2.01.05	Other Liabilities	52,227,000	50,711,000
2.01.05.02	Others	52,227,000	50,711,000
2.01.05.02.01	Dividends and Interest on Capital Payable	21,694,000	21,751,000
2.01.05.02.04	Other Taxes Payable	18,860,000	15,576,000
2.01.05.02.06	Other liabilities	11,673,000	13,384,000
2.01.06	Provisions	3,802,000	3,750,000
2.01.06.02	Other Provisions	3,802,000	3,750,000
2.01.06.02.04	Pension and Medical Benefits	3,802,000	3,750,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	548,000	7,646,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	548,000	7,646,000
2.02	Non-Current Liabilities	639,845,000	638,422,000
2.02.01	Non-Current Debt and Finance Lease Obligations	403,578,000	417,644,000
2.02.01.01	Non-Current Debt	273,892,000	315,417,000
2.02.01.03	Lease Obligations	129,686,000	102,227,000
2.02.02	Other Liabilities	1,446,000	1,538,000
2.02.02.02	Others	1,446,000	1,538,000
2.02.02.02.03	Income Taxes Payable	1,446,000	1,538,000
2.02.03	Deferred Taxes	57,199,000	42,511,000
2.02.03.01	Deferred Income Taxes	57,199,000	42,511,000
2.02.04	Provisions	177,622,000	176,729,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	15,367,000	14,609,000
2.02.04.02	Other Provisions	162,255,000	162,120,000
2.02.04.02.04	Pension and Medical Benefits	56,749,000	54,000,000
2.02.04.02.05	Provision for Decommissioning Costs	95,659,000	96,552,000
2.02.04.02.06	Employee Benefits	498,000	761,000
2.02.04.02.07	Other liabilities	9,349,000	10,807,000
2.03	Shareholders' Equity	386,007,000	362,594,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,347,000	3,318,000
2.03.04	Profit Reserves	146,206,000	128,346,000
2.03.08	Other Comprehensive Income	32,022,000	25,498,000

4

Parent Company Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2023 to 09/30/2023	Accumulated of the Current Year 01/01/2023 to 09/30/2023	Accumulated of the Previous Quarter 07/01/2022 to 09/30/2022	Accumulated of the Previous Year 01/01/2022 to 09/30/2022
3.01	Sales Revenues	125,814,000	364,503,000	163,747,000	460,933,000
3.02	Cost of Sales	(60,521,000)	(178,772,000)	(81,228,000)	(218,134,000)
3.03	Gross Profit	65,293,000	185,731,000	82,519,000	242,799,000
3.04	Operating Expenses / Income	(13,787,000)	(31,097,000)	(6,194,000)	(3,615,000)
3.04.01	Selling Expenses	(6,269,000)	(18,587,000)	(6,574,000)	(20,212,000)
3.04.02	General and Administrative Expenses	(1,631,000)	(4,796,000)	(1,444,000)	(3,963,000)
3.04.05	Other Operating Expenses	(8,195,000)	(20,313,000)	(4,225,000)	2,053,000
3.04.05.01	Other Taxes	(284,000)	(2,473,000)	(398,000)	(1,065,000)
3.04.05.02	Research and Development Expenses	(908,000)	(2,558,000)	(986,000)	(3,147,000)
3.04.05.03	Exploration Costs	(2,362,000)	(4,122,000)	(550,000)	(883,000)
3.04.05.05	Other Operating Expenses, Net	(4,257,000)	(8,985,000)	(954,000)	9,282,000
3.04.05.07	Impairment of Assets Reversals (Charges)	(384,000)	(2,175,000)	(1,337,000)	(2,134,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	2,308,000	12,599,000	6,049,000	18,507,000
3.05	Net Income Before Financial Results and Income Taxes	51,506,000	154,634,000	76,325,000	239,184,000
3.06	Finance Income (Expenses), Net	(13,504,000)	(22,844,000)	(11,248,000)	(28,067,000)
3.06.01	Finance Income	2,611,000	8,203,000	2,725,000	7,479,000
3.06.01.01	Finance Income	2,611,000	8,203,000	2,725,000	7,479,000
3.06.02	Finance Expenses	(16,115,000)	(31,047,000)	(13,973,000)	(35,546,000)
3.06.02.01	Finance Expenses	(8,800,000)	(25,167,000)	(7,277,000)	(20,712,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(7,315,000)	(5,880,000)	(6,696,000)	(14,834,000)
3.07	Net Income Before Income Taxes	38,002,000	131,790,000	65,077,000	211,117,000
3.08	Income Tax and Social Contribution	(11,377,000)	(38,227,000)	(18,981,000)	(66,130,000)
3.08.01	Current	(11,554,000)	(32,475,000)	(18,300,000)	(55,453,000)
3.08.02	Deferred	177,000	(5,752,000)	(681,000)	(10,677,000)
3.09	Net Income from Continuing Operations	26,625,000	93,563,000	46,096,000	144,987,000
3.11	Income / (Loss) for the Period	26,625,000	93,563,000	46,096,000	144,987,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.04	7.17	3.54	11.12
3.99.01.02	Preferred Shares	2.04	7.17	3.54	11.12
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.04	7.17	3.54	11.12
3.99.02.02	Preferred Shares	2.04	7.17	3.54	11.12

5

Parent Company Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2023 to 09/30/2023	Accumulated of the Current Year 01/01/2023 to 09/30/2023	Accumulated of the Previous Quarter 07/01/2022 to 09/30/2022	Accumulated of the Previous Year 01/01/2022 to 09/30/2022
4.01	Net Income for the Period	26,625,000	93,563,000	46,096,000	144,987,000
4.02	Other Comprehensive Income	4,890,000	6,524,000	5,756,000	15,956,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	−	(570,000)	−	−
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	194,000	−	−
4.02.03	Translation Adjustments in investees	10,629,000	(11,844,000)	8,938,000	(8,136,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(12,078,000)	12,147,000	(10,442,000)	17,059,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	3,377,000	14,560,000	5,808,000	18,184,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	2,959,000	(9,081,000)	1,576,000	(11,982,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	3,000	1,118,000	(124,000)	831,000
4.03	Total Comprehensive Income for the Period	31,515,000	100,087,000	51,852,000	160,943,000

6

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2023 to 09/30/2023

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000
5.03	Adjusted Opening Balance	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000
5.04	Capital Transactions with Owners	−	(971,000)	(35,815,000)	(39,888,000)	−	(76,674,000)
5.04.04	Treasury Shares Acquired	−	(975,000)	−	−	−	(975,000)
5.04.06	Dividends	−	−	(35,815,000)	(39,920,000)	−	(75,735,000)
5.04.08	Change in Interest in Subsidiaries	−	4,000	−	−	−	4,000
5.04.11	Expired dividends	−	−	−	32,000	−	32,000
5.05	Total of Comprehensive Income	−	−	−	93,563,000	6,524,000	100,087,000
5.05.01	Net Income for the Period	−	−	−	93,563,000	−	93,563,000
5.05.02	Other Comprehensive Income	−	−	−	−	6,524,000	6,524,000
5.07	Balance at the End of the Period	205,432,000	2,347,000	92,531,000	53,675,000	32,022,000	386,007,000

7

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2022 to 09/30/2022

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000
5.03	Adjusted Opening Balance	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000
5.04	Capital Transactions with Owners	−	5,000	(81,663,000)	(94,116,000)	−	(175,774,000)
5.04.06	Dividends	−	−	(81,663,000)	(94,116,000)	−	(175,779,000)
5.04.08	Change in Interest in Subsidiaries	−	5,000	−	−	−	5,000
5.05	Total of Comprehensive Income	−	−	−	144,987,000	15,956,000	160,943,000
5.05.01	Net Income for the Period	−	−	−	144,987,000	−	144,987,000
5.05.02	Other Comprehensive Income	−	−	−	−	15,956,000	15,956,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	82,365,000	50,871,000	30,512,000	372,498,000

b

8

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 09/30/2023	Accumulated of the Previous Year 01/01/2022 to 09/30/2022
6.01	Net cash provided by operating activities	95,519,000	119,147,000
6.01.01	Cash provided by operating activities	199,983,000	265,589,000
6.01.01.01	Net Income for the period	93,563,000	144,987,000
6.01.01.02	Pension and medical benefits (actuarial expense)	5,620,000	4,705,000
6.01.01.03	Results in equity-accounted investments	(12,599,000)	(18,507,000)
6.01.01.04	Depreciation, depletion and amortization	50,803,000	53,128,000
6.01.01.05	Impairment of assets (reversal)	2,175,000	2,134,000
6.01.01.06	Exploratory expenditures write-offs	2,031,000	348,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	2,860,000	3,879,000
6.01.01.08	Foreign exchange, indexation and finance charges	20,963,000	28,996,000
6.01.01.10	Allowance (reversals) for expected credit losses	172,000	418,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	3,294,000	2,157,000
6.01.01.15	Income Taxes	38,227,000	66,130,000
6.01.01.16	Results from co-participation agreements in bid areas	(237,000)	(14,193,000)
6.01.01.17	Gain on disposal/write-offs of assets	(5,073,000)	(5,744,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,816,000)	(2,849,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(66,552,000)	(102,339,000)
6.01.02.01	Trade and other receivables, net	(51,460,000)	(54,862,000)
6.01.02.02	Inventories	4,176,000	(10,988,000)
6.01.02.03	Judicial deposits	(5,475,000)	(6,601,000)
6.01.02.05	Other assets	2,170,000	(3,423,000)
6.01.02.06	Trade payables	(5,809,000)	(136,000)
6.01.02.07	Other taxes	(840,000)	(12,488,000)
6.01.02.08	Pension and medical benefits	(3,391,000)	(9,653,000)
6.01.02.09	Provisions for legal proceedings	(1,771,000)	(1,231,000)
6.01.02.10	Other Employee Benefits	576,000	(221,000)
6.01.02.12	Provision for Decommissioning Costs	(2,955,000)	(2,285,000)
6.01.02.14	Other liabilities	(1,773,000)	(451,000)
6.01.03	Others	(37,912,000)	(44,103,000)
6.01.03.01	Income Taxes Paid	(37,912,000)	(44,103,000)
6.02	Net cash used in investing activities	(6,558,000)	38,758,000
6.02.01	Acquisition of PP&E and intangibles assets	(42,312,000)	(29,980,000)
6.02.02	Acquisition of equity interests	(58,000)	(89,000)
6.02.03	Proceeds from disposal of assets – Divestment	18,013,000	19,948,000
6.02.04	Divestment (investment) in marketable securities	14,875,000	21,721,000
6.02.05	Dividends received	892,000	1,677,000
6.02.08	Financial compensation for Co-participation Agreement	2,032,000	25,481,000
6.03	Net cash used in financing activities	(90,344,000)	(156,968,000)
6.03.02	Proceeds from financing	80,299,000	113,725,000
6.03.03	Repayment of principal - finance debt	(53,140,000)	(62,522,000)
6.03.04	Repayment of interest - finance debt	(17,069,000)	(13,829,000)
6.03.05	Dividends paid to shareholders of Petrobras	(76,201,000)	(173,075,000)
6.03.08	Settlement of lease liabilities	(23,258,000)	(21,267,000)
6.03.10	Share repurchase program	(975,000)	−
6.05	Net increase/ (decrease) in cash and cash equivalents	(1,383,000)	937,000
6.05.01	Cash and cash equivalents at the beginning of the period	3,627,000	2,930,000
6.05.02	Cash and cash equivalents at the end of the period	2,244,000	3,867,000

9

Parent Company Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 09/30/2023	Accumulated of the Previous Year 01/01/2022 to 09/30/2022
7.01	Sales Revenues	492,960,000	594,119,000
7.01.01	Sales of Goods and Services	433,985,000	542,992,000
7.01.02	Other Revenues	16,196,000	24,512,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	42,951,000	27,033,000
7.01.04	Allowance for expected credit losses	(172,000)	(418,000)
7.02	Inputs Acquired from Third Parties	(174,629,000)	(180,291,000)
7.02.01	Cost of Sales	(65,245,000)	(101,963,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(78,737,000)	(40,501,000)
7.02.03	Impairment Charges / Reversals of Assets	(2,175,000)	(2,134,000)
7.02.04	Others	(28,472,000)	(35,693,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(28,472,000)	(35,693,000)
7.03	Gross Added Value	318,331,000	413,828,000
7.04	Retentions	(58,106,000)	(58,042,000)
7.04.01	Depreciation, Amortization and Depletion	(58,106,000)	(58,042,000)
7.05	Net Added Value Produced	260,225,000	355,786,000
7.06	Transferred Added Value	25,085,000	30,448,000
7.06.01	Share of Profit of Equity-Accounted Investments	12,599,000	18,507,000
7.06.02	Finance Income	8,203,000	7,479,000
7.06.03	Others	4,283,000	4,462,000
7.06.03.01	Rentals, royalties and others	4,283,000	4,462,000
7.07	Total Added Value to be Distributed	285,310,000	386,234,000
7.08	Distribution of Added Value	285,310,000	386,234,000
7.08.01	Employee Compensation	21,766,000	19,939,000
7.08.01.01	Salaries	13,889,000	12,733,000
7.08.01.02	Fringe Benefits	7,125,000	6,530,000
7.08.01.03	Unemployment Benefits (FGTS)	752,000	676,000
7.08.02	Taxes and Contributions	129,027,000	176,543,000
7.08.02.01	Federal	95,801,000	143,112,000
7.08.02.02	State	33,079,000	33,293,000
7.08.02.03	Municipal	147,000	138,000
7.08.03	Return on Third-Party Capital	40,954,000	44,765,000
7.08.03.01	Interest	35,680,000	39,535,000
7.08.03.02	Rental Expenses	5,274,000	5,230,000
7.08.04	Return on Shareholders' Equity	93,563,000	144,987,000
7.08.04.01	Interest on Capital	13,617,000	11,451,000
7.08.04.02	Dividends	26,303,000	82,664,000
7.08.04.03	Retained Earnings / (Losses) for the Period	53,643,000	50,872,000

10

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account Code	Account Description	09.30.2023	12.31.2022
1	Total Assets	1,025,496,000	976,709,000
1.01	Current Assets	147,311,000	163,052,000
1.01.01	Cash and Cash Equivalents	60,642,000	41,723,000
1.01.02	Marketable Securities	6,505,000	14,470,000
1.01.03	Trade and Other Receivables	25,502,000	26,142,000
1.01.04	Inventories	39,510,000	45,804,000
1.01.06	Recoverable Taxes	5,965,000	6,819,000
1.01.06.01	Current Recoverable Taxes	5,965,000	6,819,000
1.01.06.01.01	Recoverable Income Taxes	1,034,000	859,000
1.01.06.01.02	Other Recoverable Taxes	4,931,000	5,960,000
1.01.08	Other Current Assets	9,187,000	28,094,000
1.01.08.01	Non-Current Assets Held for Sale	295,000	18,823,000
1.01.08.03	Others	8,892,000	9,271,000
1.01.08.03.03	Others	8,892,000	9,271,000
1.02	Non-Current Assets	878,185,000	813,657,000
1.02.01	Long-Term Receivables	131,247,000	110,722,000
1.02.01.03	Marketable Securities measured at amortized cost	19,600,000	8,159,000
1.02.01.04	Trade and Other Receivables	7,795,000	12,729,000
1.02.01.07	Deferred Taxes	26,185,000	24,057,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	4,916,000	4,342,000
1.02.01.07.02	Deferred Taxes and Contributions	21,269,000	19,715,000
1.02.01.10	Other Non-Current Assets	77,667,000	65,777,000
1.02.01.10.04	Judicial Deposits	67,213,000	57,671,000
1.02.01.10.05	Other Assets	10,454,000	8,106,000
1.02.02	Investments	6,879,000	8,172,000
1.02.03	Property, Plant and Equipment	725,456,000	679,182,000
1.02.04	Intangible Assets	14,603,000	15,581,000

11

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account Code	Account Description	09.30.2023	12.31.2022
2	Total Liabilities	1,025,496,000	976,709,000
2.01	Current Liabilities	154,571,000	163,731,000
2.01.01	Payroll, Profit Sharing and Related Charges	8,839,000	7,805,000
2.01.02	Trade Payables	23,383,000	28,507,000
2.01.03	Taxes Obligations	8,085,000	15,045,000
2.01.03.01	Federal Taxes Obligations	8,085,000	15,045,000
2.01.03.01.01	Income Taxes Payable	8,085,000	15,045,000
2.01.04	Current Debt and Lease Obligations	55,139,000	47,650,000
2.01.04.01	Current Debt	21,935,000	18,656,000
2.01.04.03	Lease Obligations	33,204,000	28,994,000
2.01.05	Other Liabilities	54,775,000	53,328,000
2.01.05.02	Others	54,775,000	53,328,000
2.01.05.02.01	Dividends and Interest on Capital Payable	21,694,000	21,762,000
2.01.05.02.04	Other Taxes Payable	19,225,000	15,906,000
2.01.05.02.06	Other liabilities	13,856,000	15,660,000
2.01.06	Provisions	3,802,000	3,750,000
2.01.06.02	Other Provisions	3,802,000	3,750,000
2.01.06.02.04	Pension and Medical Benefits	3,802,000	3,750,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	548,000	7,646,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	548,000	7,646,000
2.02	Non-Current Liabilities	483,435,000	448,593,000
2.02.01	Non-Current Debt and Finance Lease Obligations	250,312,000	233,053,000
2.02.01.01	Non-Current Debt	125,603,000	137,630,000
2.02.01.03	Lease Obligations	124,709,000	95,423,000
2.02.02	Other Liabilities	1,484,000	1,578,000
2.02.02.02	Others	1,484,000	1,578,000
2.02.02.02.03	Income Taxes Payable	1,484,000	1,578,000
2.02.03	Deferred Taxes	50,932,000	35,220,000
2.02.03.01	Deferred Taxes	50,932,000	35,220,000
2.02.04	Provisions	180,707,000	178,742,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	16,850,000	15,703,000
2.02.04.02	Other Provisions	163,857,000	163,039,000
2.02.04.02.04	Pension and Medical Benefits	57,811,000	54,925,000
2.02.04.02.05	Provision for Decommissioning Costs	96,166,000	97,048,000
2.02.04.02.06	Employee Benefits	510,000	776,000
2.02.04.02.07	Other liabilities	9,370,000	10,290,000
2.03	Shareholders' Equity	387,490,000	364,385,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,131,000	3,102,000
2.03.04	Profit Reserves	146,422,000	128,562,000
2.03.08	Other Comprehensive Income	32,022,000	25,498,000
2.03.09	Non-controlling interests	1,483,000	1,791,000

12

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2023 to 09/30/2023	Accumulated of the Current Year 01/01/2023 to 09/30/2023	Accumulated of the Previous Quarter 07/01/2022 to 09/30/2022	Accumulated of the Previous Year 01/01/2022 to 09/30/2022
3.01	Sales Revenues	124,828,000	377,736,000	170,076,000	482,677,000
3.02	Cost of Sales	(58,513,000)	(180,429,000)	(83,240,000)	(225,214,000)
3.03	Gross Profit	66,315,000	197,307,000	86,836,000	257,463,000
3.04	Operating Expenses / Income	(18,769,000)	(47,593,000)	(12,224,000)	(21,019,000)
3.04.01	Selling Expenses	(6,289,000)	(18,580,000)	(6,358,000)	(18,653,000)
3.04.02	General and Administrative Expenses	(1,927,000)	(5,703,000)	(1,752,000)	(4,900,000)
3.04.05	Other Operating Expenses	(9,341,000)	(22,173,000)	(4,285,000)	601,000
3.04.05.01	Other Taxes	(557,000)	(3,228,000)	(489,000)	(1,255,000)
3.04.05.02	Research and Development Expenses	(908,000)	(2,558,000)	(984,000)	(3,145,000)
3.04.05.03	Exploration Costs	(2,364,000)	(4,126,000)	(565,000)	(1,169,000)
3.04.05.05	Other Operating Expenses, Net	(5,126,000)	(9,913,000)	(911,000)	8,349,000
3.04.05.07	Impairment of Assets Reversals (Charges)	(386,000)	(2,348,000)	(1,336,000)	(2,179,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	(1,212,000)	(1,137,000)	171,000	1,933,000
3.05	Net Income Before Financial Results and Income Taxes	47,546,000	149,714,000	74,612,000	236,444,000
3.06	Finance Income (Expenses), Net	(9,760,000)	(13,229,000)	(7,973,000)	(20,747,000)
3.06.01	Finance Income	2,934,000	7,906,000	2,713,000	7,127,000
3.06.01.01	Finance Income	2,934,000	7,906,000	2,713,000	7,127,000
3.06.02	Finance Expenses	(12,694,000)	(21,135,000)	(10,686,000)	(27,874,000)
3.06.02.01	Finance Expenses	(5,680,000)	(14,362,000)	(4,157,000)	(12,817,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(7,014,000)	(6,773,000)	(6,529,000)	(15,057,000)
3.07	Net Income Before Income Taxes	37,786,000	136,485,000	66,639,000	215,697,000
3.08	Income Tax and Social Contribution	(11,026,000)	(42,482,000)	(20,403,000)	(70,194,000)
3.08.01	Current	(12,531,000)	(36,486,000)	(19,181,000)	(58,701,000)
3.08.02	Deferred	1,505,000	(5,996,000)	(1,222,000)	(11,493,000)
3.09	Net Income from Continuing Operations	26,760,000	94,003,000	46,236,000	145,503,000
3.11	Income / (Loss) for the Period	26,760,000	94,003,000	46,236,000	145,503,000
3.11.01	Attributable to Shareholders of Petrobras	26,625,000	93,563,000	46,096,000	144,987,000
3.11.02	Attributable to Non-Controlling Interests	135,000	440,000	140,000	516,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.04	7.17	3.54	11.12
3.99.01.02	Preferred Shares	2.04	7.17	3.54	11.12
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.04	7.17	3.54	11.12
3.99.02.02	Preferred Shares	2.04	7.17	3.54	11.12

13

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2023 to 09/30/2023	Accumulated of the Current Year 01/01/2023 to 09/30/2023	Accumulated of the Previous Quarter 07/01/2022 to 09/30/2022	Accumulated of the Previous Year 01/01/2022 to 09/30/2022
4.01	Net Income for the Period	26,760,000	94,003,000	46,236,000	145,503,000
4.02	Other Comprehensive Income	4,892,000	6,524,000	5,757,000	15,955,000
4.02.01	Actuarial Gains (Losses) on Post-employment Defined Benefits Plans	−	(570,000)	−	−
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	194,000	−	−
4.02.03	Translation Adjustments in investees	10,631,000	(11,844,000)	8,939,000	(8,137,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(12,078,000)	12,147,000	(10,442,000)	17,059,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	3,691,000	15,020,000	5,813,000	18,476,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	2,851,000	(9,237,000)	1,574,000	(12,082,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(203,000)	814,000	(127,000)	639,000
4.03	Total Comprehensive Income for the Period	31,652,000	100,527,000	51,993,000	161,458,000
4.03.01	Attributable to Shareholders of Petrobras	31,515,000	100,087,000	51,852,000	160,943,000
4.03.02	Attributable to Non-controlling Interests	137,000	440,000	141,000	515,000

14

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2023 to 09/30/2023

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000	1,791,000	364,385,000
5.03	Adjusted Opening Balance	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000	1,791,000	364,385,000
5.04	Capital Transactions with Owners	−	(971,000)	(35,815,000)	(39,888,000)	−	(76,674,000)	(748,000)	(77,422,000)
5.04.04	Treasury Shares Acquired	−	(975,000)	−	−	−	(975,000)	−	(975,000)
5.04.06	Dividends	−	−	(35,815,000)	(39,920,000)	−	(75,735,000)	(234,000)	(75,969,000)
5.04.08	Capital Transactions	−	4,000	−	−	−	4,000	(514,000)	(510,000)
5.04.11	Expired unclaimed dividends	−	−	−	32,000	−	32,000	−	32,000
5.05	Total of Comprehensive Income	−	−	−	93,563,000	6,524,000	100,087,000	440,000	100,527,000
5.05.01	Net Income for the Period	−	−	−	93,563,000	−	93,563,000	440,000	94,003,000
5.05.02	Other Comprehensive Income	−	−	−	−	6,524,000	6,524,000	−	6,524,000
5.07	Balance at the End of the Period	205,432,000	2,347,000	92,531,000	53,675,000	32,022,000	386,007,000	1,483,000	387,490,000

15

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2022 to 09/30/2022

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000	2,252,000	389,581,000
5.03	Adjusted Opening Balance	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000	2,252,000	389,581,000
5.04	Capital Transactions with Owners	−	5,000	(81,663,000)	(94,116,000)	−	(175,774,000)	(1,160,000)	(176,934,000)
5.04.06	Dividends	−	−	(81,663,000)	(94,116,000)	−	(175,779,000)	(278,000)	(176,057,000)
5.04.08	Capital Transactions	−	5,000	−	−	−	5,000	(882,000)	(877,000)
5.05	Total of Comprehensive Income	−	−	−	144,987,000	15,956,000	160,943,000	515,000	161,458,000
5.05.01	Net Income for the Period	−	−	−	144,987,000	−	144,987,000	516,000	145,503,000
5.05.02	Other Comprehensive Income	−	−	−	−	15,956,000	15,956,000	(1,000)	15,955,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	82,365,000	50,871,000	30,512,000	372,498,000	1,607,000	374,105,000

16

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 09/30/2023	Accumulated of the Previous Year 01/01/2022 to 09/30/2022
6.01	Net cash provided by operating activities	158,038,000	187,835,000
6.01.01	Cash provided by operating activities	209,186,000	279,706,000
6.01.01.01	Net Income for the period	94,003,000	145,503,000
6.01.01.02	Pension and medical benefits (actuarial expense)	5,770,000	4,815,000
6.01.01.03	Results of equity-accounted investments	1,137,000	(1,933,000)
6.01.01.04	Depreciation, depletion and amortization	48,223,000	50,743,000
6.01.01.05	Impairment of assets (reversal)	2,348,000	2,179,000
6.01.01.06	Exploratory expenditures write-offs	2,031,000	632,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	3,369,000	4,169,000
6.01.01.08	Foreign exchange, indexation and finance charges	14,157,000	23,876,000
6.01.01.10	Allowance (Reversals) for expected credit losses	247,000	213,000
6.01.01.11	Inventory write-back to net realizable value	(26,000)	34,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	3,314,000	2,172,000
6.01.01.15	Income Taxes	42,482,000	70,194,000
6.01.01.16	Results from co-participation agreements in bid areas	(236,000)	(14,193,000)
6.01.01.17	Gain on disposal/write-offs of assets	(5,811,000)	(5,850,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,822,000)	(2,848,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(12,193,000)	(47,010,000)
6.01.02.01	Trade and other receivables, net	3,038,000	3,823,000
6.01.02.02	Inventories	5,866,000	(13,259,000)
6.01.02.03	Judicial deposits	(5,525,000)	(6,760,000)
6.01.02.05	Other assets	865,000	(3,483,000)
6.01.02.06	Trade payables	(5,050,000)	(2,140,000)
6.01.02.07	Other taxes	(2,134,000)	(12,679,000)
6.01.02.08	Pension and medical benefits	(3,405,000)	(9,666,000)
6.01.02.09	Provisions for legal proceedings	(1,822,000)	(1,292,000)
6.01.02.10	Other Employee Benefits	767,000	(184,000)
6.01.02.12	Provision for Decommissioning Costs	(2,980,000)	(2,285,000)
6.01.02.14	Other liabilities	(1,813,000)	915,000
6.01.03	Others	(38,955,000)	(44,861,000)
6.01.03.01	Income Taxes Paid	(38,955,000)	(44,861,000)
6.02	Net cash used in investing activities	(23,518,000)	7,921,000
6.02.01	Acquisition of PP&E and intangibles assets	(42,521,000)	(30,946,000)
6.02.02	Acquisition of equity interests	(110,000)	(101,000)
6.02.03	Proceeds from disposal of assets - Divestment	18,025,000	19,927,000
6.02.04	Divestment (investment) in marketable securities	(1,319,000)	(8,055,000)
6.02.05	Dividends received	375,000	1,615,000
6.02.08	Financial compensation for Co-participation Agreement	2,032,000	25,481,000
6.03	Net cash used in financing activities	(114,507,000)	(227,173,000)
6.03.01	Changes in non-controlling interest	(516,000)	241,000
6.03.02	Proceeds from financing	6,257,000	13,322,000
6.03.03	Repayment of principal - finance debt	(12,467,000)	(39,255,000)
6.03.04	Repayment of interest - finance debt	(7,882,000)	(7,499,000)
6.03.05	Dividends paid to shareholders of Petrobras	(76,201,000)	(173,075,000)
6.03.06	Dividends paid to non-controlling interests	(249,000)	(340,000)
6.03.08	Settlement of lease liabilities	(22,474,000)	(20,567,000)
6.03.10	Share repurchase program	(975,000)	−
6.04	Effect of exchange rate changes on cash and cash equivalents	(1,094,000)	(3,415,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	18,919,000	(34,832,000)
6.05.01	Cash and cash equivalents at the beginning of the period	41,723,000	58,482,000
6.05.02	Cash and cash equivalents at the end of the period	60,642,000	23,650,000

17

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2023 to 09/30/2023	Accumulated of the Previous Year 01/01/2022 to 09/30/2022
7.01	Sales Revenues	509,361,000	618,833,000
7.01.01	Sales of Goods and Services	447,624,000	565,117,000
7.01.02	Other Revenues	18,497,000	26,078,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	43,487,000	27,851,000
7.01.04	Allowance for expected credit losses	(247,000)	(213,000)
7.02	Inputs Acquired from Third Parties	(177,814,000)	(187,371,000)
7.02.01	Cost of Sales	(71,332,000)	(112,116,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(77,242,000)	(39,018,000)
7.02.03	Impairment Charges / Reversals of Assets	(2,348,000)	(2,179,000)
7.02.04	Others	(26,892,000)	(34,058,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(26,918,000)	(34,024,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	26,000	(34,000)
7.03	Gross Added Value	331,547,000	431,462,000
7.04	Retentions	(55,526,000)	(55,658,000)
7.04.01	Depreciation, Amortization and Depletion	(55,526,000)	(55,658,000)
7.05	Net Added Value Produced	276,021,000	375,804,000
7.06	Transferred Added Value	9,128,000	11,650,000
7.06.01	Share of Profit of Equity-Accounted Investments	(1,137,000)	1,933,000
7.06.02	Finance Income	7,906,000	7,127,000
7.06.03	Others	2,359,000	2,590,000
7.06.03.01	Rentals, royalties and others	2,359,000	2,590,000
7.07	Total Added Value to be Distributed	285,149,000	387,454,000
7.08	Distribution of Added Value	285,149,000	387,454,000
7.08.01	Employee Compensation	23,994,000	21,856,000
7.08.01.01	Salaries	15,558,000	14,215,000
7.08.01.02	Fringe Benefits	7,612,000	6,896,000
7.08.01.03	Unemployment Benefits (FGTS)	824,000	745,000
7.08.02	Taxes and Contributions	136,306,000	183,211,000
7.08.02.01	Federal	102,215,000	148,842,000
7.08.02.02	State	33,566,000	33,838,000
7.08.02.03	Municipal	525,000	531,000
7.08.03	Return on Third-Party Capital	30,846,000	36,884,000
7.08.03.01	Interest	25,767,000	31,906,000
7.08.03.02	Rental Expenses	5,079,000	4,978,000
7.08.04	Return on Shareholders' Equity	94,003,000	145,503,000
7.08.04.01	Interest on Capital	13,617,000	11,451,000
7.08.04.02	Dividends	26,303,000	82,664,000
7.08.04.03	Retained Earnings / (Losses) for the Period	53,643,000	50,872,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	440,000	516,000

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2022, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statement, issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial statements, and only these, are being evidenced, and correspond to those used in the management of the company's Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on November 9, 2023.

2.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2022.

In relation to the accounting standards that came into effect on January 1st, 2023, according to the assessments carried out, there were no material impacts on the initial application in this consolidated and individual interim financial information.

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash and cash equivalents.

	Consolidated
	09.30.2023	12.31.2022
Cash at bank and in hand	1,016	1,126
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	4,764	14,414
Other investment funds	1,078	1,277
	5,842	15,691
- Abroad
Time deposits	41,731	12,458
Automatic investing accounts and interest checking accounts	12,019	12,339
Other financial investments	34	109
	53,784	24,906
Total short-term financial investments	59,626	40,597
Total cash and cash equivalents	60,642	41,723

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

3.2.	Marketable securities
		Consolidated
	09.30.2023	12.31.2022
Fair value through profit or loss	4,373	3,722
Amortized cost - Bank Deposit Certificates and time deposits	21,478	18,647
Amortized cost – Others	254	260
Total	26,105	22,629
Current	6,505	14,470
Non-current	19,600	8,159

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Securities classified as amortized cost refer to investments in Brazil in post-fixed Bank Deposit Certificates with daily liquidity, with maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

4.	Sales revenues

		Consolidated
	2023		2022
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Gross sales	155,064	447,624	191,345	565,117
Sales taxes (1)	(30,236)	(69,888)	(21,269)	(82,440)
Sales revenues	124,828	377,736	170,076	482,677
Diesel	39,988	118,237	61,343	152,821
Gasoline	16,660	54,549	21,575	62,166
Liquefied petroleum gas	4,107	13,648	7,108	20,354
Jet fuel	5,706	18,469	8,058	20,133
Naphtha	2,194	6,811	3,305	10,042
Fuel oil (including bunker fuel)	1,401	4,181	2,003	5,648
Other oil products	5,621	16,838	7,780	22,379
Subtotal oil products	75,677	232,733	111,172	293,543
Natural gas	6,592	21,602	10,522	29,199
Crude oil	6,253	20,025	10,379	32,777
Nitrogen products and renewables	77	308	364	1,173
Breakage	1,010	3,224	988	2,361
Electricity	782	2,108	740	2,827
Services, agency and others	1,330	3,991	1,333	4,080
Domestic market	91,721	283,991	135,498	365,960
Exports	32,222	89,186	29,859	105,370
Crude oil	23,478	66,703	19,031	71,663
Fuel oil (including bunker fuel)	6,687	18,639	9,182	30,271
Other oil products and other products	2,057	3,844	1,646	3,436
Sales abroad (2)	885	4,559	4,719	11,347
Foreign Market	33,107	93,745	34,578	116,717
Sales revenues	124,828	377,736	170,076	482,677
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

		Consolidated
	2023		2022
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Brazil	91,721	283,991	135,498	365,960
Domestic market	91,721	283,991	135,498	365,960
China	8,064	25,856	4,339	20,105
Americas (except United States)	6,716	20,217	9,839	29,210
Europe	8,295	18,754	6,802	23,455
Asia (except China and Singapore)	1,647	9,491	555	5,478
United States	5,297	11,875	8,987	20,928
Singapore	3,068	7,523	4,046	17,516
Others	20	29	10	25
Foreign market	33,107	93,745	34,578	116,717
Sales revenues	124,828	377,736	170,076	482,677

In the period from January to September 2023, the revenues of two clients in the Refining, Transportation and Marketing (RTM) segment represent individually 16% and 11% of the company's revenues. In the period from January to September 2022, revenues from two customers represent individually 15% and 11% of the company's revenues.

5.	Costs and expenses by nature

5.1.	Cost of sales

			Consolidated
		2023	2022
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Raw material, products for resale, materials and third-party services (1)	(26,278)	(91,288)	(47,657)	(117,439)
Depreciation, depletion and amortization	(13,601)	(38,697)	(13,908)	(41,001)
Production taxes	(16,504)	(44,306)	(19,435)	(60,409)
Employee compensation	(2,130)	(6,138)	(2,240)	(6,365)
Total	(58,513)	(180,429)	(83,240)	(225,214)
(1) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
	2023		2022
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Materials, third-party services, freight, rent and other related costs	(5,382)	(15,781)	(5,102)	(14,991)
Depreciation, depletion and amortization	(788)	(2,329)	(1,020)	(3,124)
Allowance for expected credit losses	14	(72)	(107)	(177)
Employee compensation	(133)	(398)	(129)	(361)
Total	(6,289)	(18,580)	(6,358)	(18,653)

5.3.	General and administrative expenses
		Consolidated

	Jul-Sep	2023 Jan-Sep	Jul-Sep	2022 Jan-Sep
Employee compensation	(1,337)	(3,735)	(1,171)	(3,267)
Materials, third-party services, rent and other related costs	(447)	(1,531)	(446)	(1,260)
Depreciation, depletion and amortization	(143)	(437)	(135)	(373)
Total	(1,927)	(5,703)	(1,752)	(4,900)

6.	Other income and expenses, net
		Consolidated
	2023		2022
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Unscheduled stoppages and pre-operating expenses	(2,745)	(8,310)	(2,390)	(6,862)
Pension and medical benefits – retirees (1)	(1,463)	(4,388)	(1,596)	(4,083)
Losses related to legal, administrative and arbitration proceedings	(689)	(3,369)	(1,377)	(4,169)
Variable compensation program	(981)	(2,355)	(805)	(2,061)
Operating expenses with thermoelectric power plants	(239)	(671)	(196)	(555)
Profit Sharing	(198)	(536)	(201)	(530)
Gains (losses) on decommissioning of returned/abandoned areas	(13)	(74)	(7)	(147)
Gains/(losses) with Commodities Derivatives	(432)	(69)	464	(627)
Results from co-participation agreements in bid areas (2)	93	236	(50)	14,193
Amounts recovered from Lava Jato investigation (3)	29	512	115	175
Fines imposed on suppliers	338	889	310	904
Government grants	396	1,292	610	1,611
Early termination and cash outflows revision of lease agreements	509	1,822	826	2,848
Expenses/Reimbursements from E&P partnership operations	730	2,153	1,538	2,314
Results on disposal/write-offs of assets	(182)	5,811	1,550	5,850
Others (4)	(279)	(2,856)	298	(512)
Total	(5,126)	(9,913)	(911)	8,349
(1) In 2022, this includes R$ 352 referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R Pre-70 and PPSP-NR Pre-70 pension plans.
(2) In 2022, it mainly refers to capital gains with the results of the co-participation agreements related to the transfer of rights surplus of Sépia and Atapu.
(3) The total amount recovered from the Lava Jato Investigation through December 31, 2022 was R$ 6,719, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(4) It includes, in the nine-month period ended September 30, 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1,654.

7.	Net finance income (expense)

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
	2023		2022
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Finance income	2,934	7,906	2,713	7,127
Income from investments and marketable securities (Government Bonds)	2,218	6,051	1,783	4,448
Others	716	1,855	930	2,679
Finance expenses	(5,680)	(14,362)	(4,157)	(12,817)
Interest on finance debt	(3,236)	(8,585)	(2,963)	(9,143)
Unwinding of discount on lease liability	(2,418)	(6,253)	(1,773)	(4,943)
Discount and premium on repurchase of debt securities	(11)	(11)	(54)	(592)
Capitalized borrowing costs	1,651	4,632	1,364	4,072
Unwinding of discount on the provision for decommissioning costs	(1,056)	(3,240)	(668)	(2,025)
Others	(610)	(905)	(63)	(186)
Foreign exchange gains (losses) and indexation charges	(7,014)	(6,773)	(6,529)	(15,057)
Foreign Exchange(1)	(4,632)	6,940	(4,073)	278
Reclassification of hedge accounting to the Statement of Income (1)	(3,691)	(15,020)	(5,813)	(18,476)
Monetary restatement of anticipated dividends and dividends payable	6	(2,145)	2,085	749
Recoverable taxes inflation indexation income	84	569	155	382
Others	1,219	2,883	1,117	2,010
Total	(9,760)	(13,229)	(7,973)	(20,747)
(1) For more information, see notes 27.3a and 27.3c.

8.	Net income by operating segment

In 2022, Petrobras implemented changes to its financial reporting system, according to the metric approved by the Executive Board. These changes did not change the allocation of Petrobras' reportable operating segments (E&P, RT&M and G&P). However, the measurement of certain components of the operating segments and of Corporate and other businesses was changed as following:

•        trade and other receivables, recoverable income taxes and other recoverable taxes, previously allocated to operating segments, are now presented in Corporate and other businesses. Expected credit losses are now also presented in Corporate and other businesses;

•        losses with commodity derivatives (within other income and expenses, net), previously presented in Corporate and other businesses, are now presented in operating segments;

•        general and administrative expenses related to logistics and fuel sales, previously presented in Corporate and other businesses, are now disclosed in the RT&M segment.

This information reflects the Company's current management model and is used by the Board of Executive Officers (Chief Operating Decision Maker - CODM) to make decisions regarding resource allocation and performance evaluation.

In this context, the information by operating segment from January to September 2022 has been restated for comparison purposes, as follows:

Consolidated Statement of Income by operating segment - Jan-Sep/2022 - Reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total

Net income (loss) of the period disclosed in Jan-Sep/2022	134,487	31,056	3,847	(18,316)	(5,571)	145,503
Changes in the measurement	(144)	(664)	123	685	−	−
Net income (loss) of the period reclassified - Jan-Sep/2022	134,343	30,392	3,970	(17,631)	(5,571)	145,503

Net income (loss) of the period disclosed in Jul-Sep/2022	39,854	7,082	3,243	(5,397)	1,454	46,236
Changes in the measurement	(128)	220	74	(166)	−	−
Net income (loss) of the period reclassified - Jul-Sep/2022	39,726	7,302	3,317	(5,563)	1,454	46,236

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.1.	Net income by operating segment

Consolidated Statement of Income by operating segment – Jul-Sep/2023

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	87,530	115,750	12,813	452	(91,717)	124,828
Intersegments	86,898	1,098	3,708	13	(91,717)	−
Third parties	632	114,652	9,105	439	−	124,828
Cost of sales	(34,911)	(104,515)	(5,694)	(445)	87,052	(58,513)
Gross profit	52,619	11,235	7,119	7	(4,665)	66,315
Expenses	(5,691)	(3,850)	(4,429)	(3,631)	44	(17,557)
Selling	(1)	(2,606)	(3,727)	1	44	(6,289)
General and administrative	(23)	(393)	(99)	(1,412)	−	(1,927)
Exploration costs	(2,364)	−	−	−	−	(2,364)
Research and development	(729)	(9)	(9)	(161)	−	(908)
Other taxes	(81)	(51)	(51)	(374)	−	(557)
Impairment	(384)	(2)	−	−	−	(386)
Other income and expenses	(2,109)	(789)	(543)	(1,685)	−	(5,126)
Net income (loss) before financial results and income taxes	46,928	7,385	2,690	(3,624)	(4,621)	48,758
Net finance income (expenses)	−	−	−	(9,760)	−	(9,760)
Results in equity-accounted investments	(334)	(857)	(20)	(1)	−	(1,212)
Net Income (loss) before income taxes	46,594	6,528	2,670	(13,385)	(4,621)	37,786
Income taxes	(15,956)	(2,511)	(915)	6,785	1,571	(11,026)
Net income (loss) of the period	30,638	4,017	1,755	(6,600)	(3,050)	26,760
Attributable to:
Shareholders of Petrobras	30,644	4,017	1,664	(6,650)	(3,050)	26,625
Non-controlling interests	(6)	−	91	50	−	135
	30,638	4,017	1,755	(6,600)	(3,050)	26,760

Consolidated Statement of Income by operating segment – Jul-Sep/2022 - Reclassified

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	101,391	154,035	21,747	657	(107,754)	170,076
Intersegments	99,712	2,773	5,262	7	(107,754)	−
Third parties	1,679	151,262	16,485	650	−	170,076
Cost of sales	(39,049)	(139,607)	(13,849)	(711)	109,976	(83,240)
Gross profit	62,342	14,428	7,898	(54)	2,222	86,836
Expenses	(2,509)	(3,185)	(2,965)	(3,717)	(19)	(12,395)
Selling	(36)	(2,300)	(3,879)	(124)	(19)	(6,358)
General and administrative	(34)	(386)	(78)	(1,254)	−	(1,752)
Exploration costs	(565)	−	−	−	−	(565)
Research and development	(828)	(8)	(7)	(141)	−	(984)
Other taxes	(47)	53	(83)	(412)	−	(489)
Impairment	(24)	(1,313)	1	−	−	(1,336)
Other income and expenses	(975)	769	1,081	(1,786)	−	(911)
Net income (loss) before financial results and income taxes	59,833	11,243	4,933	(3,771)	2,203	74,441
Net finance income (expenses)	−	−	−	(7,973)	−	(7,973)
Results in equity-accounted investments	237	(118)	62	(10)	−	171
Net Income (loss) before income taxes	60,070	11,125	4,995	(11,754)	2,203	66,639
Income taxes	(20,344)	(3,823)	(1,678)	6,191	(749)	(20,403)
Net income (loss) of the period	39,726	7,302	3,317	(5,563)	1,454	46,236
Attributable to:
Shareholders of Petrobras	39,732	7,302	3,222	(5,614)	1,454	46,096
Non-controlling interests	(6)	−	95	51	−	140
	39,726	7,302	3,317	(5,563)	1,454	46,236

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - Jan-Sep/2023
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	242,174	349,130	41,337	1,270	(256,175)	377,736
Intersegments	238,935	5,383	11,827	30	(256,175)	−
Third parties	3,239	343,747	29,510	1,240	−	377,736
Cost of sales	(98,330)	(313,827)	(21,366)	(1,274)	254,368	(180,429)
Gross profit	143,844	35,303	19,971	(4)	(1,807)	197,307
Expenses	(9,036)	(15,673)	(12,275)	(9,472)	−	(46,456)
Selling	(56)	(7,906)	(10,505)	(113)	−	(18,580)
General and administrative	(195)	(1,215)	(263)	(4,030)	−	(5,703)
Exploration costs	(4,126)	−	−	−	−	(4,126)
Research and development	(1,999)	(78)	(19)	(462)	−	(2,558)
Other taxes	(1,805)	(127)	(141)	(1,155)	−	(3,228)
Impairment	(462)	(2,031)	−	145	−	(2,348)
Other income and expenses	(393)	(4,316)	(1,347)	(3,857)	−	(9,913)
Net income (loss) before financial results and income taxes	134,808	19,630	7,696	(9,476)	(1,807)	150,851
Net finance income (expenses)	−	−	−	(13,229)	−	(13,229)
Results in equity-accounted investments	(148)	(1,131)	86	56	−	(1,137)
Net Income (loss) before income taxes	134,660	18,499	7,782	(22,649)	(1,807)	136,485
Income taxes	(45,835)	(6,674)	(2,617)	12,030	614	(42,482)
Net income (loss) of the period	88,825	11,825	5,165	(10,619)	(1,193)	94,003
Attributable to:
Shareholders of Petrobras	88,842	11,825	4,886	(10,797)	(1,193)	93,563
Non-controlling interests	(17)	−	279	178	−	440
	88,825	11,825	5,165	(10,619)	(1,193)	94,003

Consolidated Statement of Income by operating segment - Jan-Sep/2022 - Reclassified
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total

Sales revenues	311,999	439,940	57,792	2,058	(329,112)	482,677
Intersegments	306,890	7,480	14,723	19	(329,112)	−
Third parties	5,109	432,460	43,069	2,039	−	482,677
Cost of sales	(119,389)	(383,669)	(40,798)	(2,089)	320,731	(225,214)
Gross profit	192,610	56,271	16,994	(31)	(8,381)	257,463
Expenses	9,765	(11,469)	(11,515)	(9,673)	(60)	(22,952)
Selling	(65)	(6,712)	(11,590)	(226)	(60)	(18,653)
General and administrative	(163)	(1,046)	(247)	(3,444)	−	(4,900)
Exploration costs	(1,169)	−	−	−	−	(1,169)
Research and development	(2,676)	(31)	(24)	(414)	−	(3,145)
Other taxes	(240)	(76)	(177)	(762)	−	(1,255)
Impairment	(642)	(1,535)	4	(6)	−	(2,179)
Other income and expenses	14,720	(2,069)	519	(4,821)	−	8,349
Net income (loss) before financial results and income taxes	202,375	44,802	5,479	(9,704)	(8,441)	234,511
Net finance income (expenses)	−	−	−	(20,747)	−	(20,747)
Results in equity-accounted investments	776	823	354	(20)	−	1,933
Net Income (loss) before income taxes	203,151	45,625	5,833	(30,471)	(8,441)	215,697
Income taxes	(68,808)	(15,233)	(1,863)	12,840	2,870	(70,194)
Net income (loss) of the period	134,343	30,392	3,970	(17,631)	(5,571)	145,503
Attributable to:
Shareholders of Petrobras	134,360	30,392	3,606	(17,800)	(5,571)	144,987
Non-controlling interests	(17)	−	364	169	−	516
	134,343	30,392	3,970	(17,631)	(5,571)	145,503

The balance of depreciation, depletion and amortization by business segment is shown below:

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Jul-Sep/2023	13,111	3,069	642	133	16,955
Jul-Sep/2022	13,435	3,029	667	12	17,143
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Jan-Sep/2023	36,932	8,940	1,930	421	48,223
Jan-Sep/2022	40,077	8,682	1,710	274	50,743
8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 09.30.2023

Current assets	10,894	56,719	2,179	104,528	(27,009)	147,311
Non-current assets	640,653	113,361	30,901	93,270	−	878,185
Long-term receivables	40,015	10,000	503	80,729	−	131,247
Investments	1,639	4,173	777	290	−	6,879
Property, plant and equipment	587,218	98,558	29,216	10,464	−	725,456
Operating assets	512,931	84,507	17,621	8,130	−	623,189
Under construction	74,287	14,051	11,595	2,334	−	102,267
Intangible assets	11,781	630	405	1,787	−	14,603
Total Assets	651,547	170,080	33,080	197,798	(27,009)	1,025,496

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2022

Current assets	27,259	62,794	2,041	98,422	(27,464)	163,052
Non-current assets	579,735	116,858	37,533	79,531	−	813,657
Long-term receivables	33,140	9,450	492	67,640	−	110,722
Investments	1,976	5,098	905	193	−	8,172
Property, plant and equipment	531,550	101,728	35,747	10,157	−	679,182
Operating assets	480,481	87,925	25,085	8,267	−	601,758
Under construction	51,069	13,803	10,662	1,890	−	77,424
Intangible assets	13,069	582	389	1,541	−	15,581
Total Assets	606,994	179,652	39,574	177,953	(27,464)	976,709

9.	Trade and other receivables
9.1.	Trade and other receivables, net

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Receivables from contracts with customers
Third parties	26,359	27,184	17,582	18,628
Related parties
Investees (note 28.5)	404	486	29,380	28,198
Receivables from the electrical sector	−	−	−	1
Subtotal	26,763	27,670	46,962	46,827
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement (1)	8,369	10,026	8,369	10,026
Lease receivables	1,830	2,054	150	153
Other receivables	3,083	3,993	2,383	2,804
Related parties
Applications in credit rights - FIDC-NP (note 27.5)	−	−	22,416	40,007
Petroleum and alcohol accounts – receivables from Brazilian Government	1,268	3,143	1,268	3,143
Subtotal	14,550	19,216	34,586	56,133
Total trade receivables	41,313	46,886	81,548	102,960
Expected credit losses (ECL) – Third parties	(7,995)	(8,000)	(4,711)	(4,637)
Expected credit losses (ECL) – Related parties	(21)	(15)	(12)	(15)
Total trade receivables, net	33,297	38,871	76,825	98,308
Current	25,502	26,142	70,125	87,396
Non-current	7,795	12,729	6,700	10,912

(1) On 09.30.2023, refers mainly to receivables for the operations of Atapu, Sépia, Carmópolis, Roncador, Miranga, Baúna, Pampo and Enchova, Breitener and Polo Potiguar.

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of products that depend on the variation in the value of the commodity, classified in the category fair value through profit or loss, whose value on September 30, 2023 totaled R$ 3,027 (R$ 2,451 as of December 31, 2022).

The balance of receivables from divestments was reduced mainly by earn out receipts related to Sépia and Atapu (R$ 2,007) and Baúna (R$ 438).

On September 8, 2023, the Company received R$ 1,788, net of withholding income taxes, relating to the amounts of Petroleum and Alcohol Accounts. The Company expects to receive the remaining balance by 2027, following the constitutional amendments of December 2021, which established limits for disbursements by the Federal Government in each fiscal year.

9.2.	Aging of trade and other receivables – third parties
				Consolidated	Parent Company
	09.30.2023		12.31.2022		09.30.2023		12.31.2022
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	30,701	(274)	33,778	(203)	23,352	(265)	25,979	(184)
Overdue:
Until 3 months	165	(35)	986	(252)	131	(34)	916	(250)
3 – 6 months	218	(108)	159	(143)	213	(104)	157	(141)
6 – 12 months	365	(314)	330	(265)	347	(302)	322	(260)
More than 12 months	8,192	(7,264)	8,004	(7,137)	4,441	(4,006)	4,237	(3,802)
Total	39,641	(7,995)	43,257	(8,000)	28,484	(4,711)	31,611	(4,637)

9.3.	Changes in provision for expected credit losses - third parties and related parties

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2023	2022	2023	2022
	Jan-Sep	Jan-Sep	Jan-Sep	Jan-Sep
Opening balance	8,015	8,083	4,652	4,227
Additions	549	505	485	501
Reversals	(205)	(334)	(205)	(117)
Write-offs	(212)	(103)	(209)	(81)
Cumulative translation adjustment	(131)	(125)	−	−
Closing balance	8,016	8,026	4,723	4,530
Current	1,392	1,164	1,211	1,040
Non-current	6,624	6,862	3,512	3,490
10.	Inventories
	Consolidated
	09.30.2023	12.31.2022
Crude oil	17,387	19,505
Oil products	11,569	17,102
Intermediate products	2,989	3,063
Natural gas and LNG (1)	593	706
Biofuels	79	75
Fertilizers	7	19
Total products	32,624	40,470
Materials, suppliers and others	6,886	5,334
Total	39,510	45,804
(1) Liquefied Natural Gas.

Consolidated inventories are presented net of losses for adjustment to their net realizable value, these adjustments being mainly due to fluctuations in international oil prices and their oil products and, they are recognized in the statement of income for the period as cost of sales. In the nine-month period ended September 30, 2023, the Company recognized a R$ 26 reversal of cost of sales, adjusting inventories to net realizable value (a R$ 34 loss within cost of sales in the nine-month period ended September 30, 2022).

At September 30, 2023, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to pension plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros in 2008, in the estimated amount of R$ 4,460.

11.	Trade payables
	Consolidated		Parent Company
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Third parties in Brazil	17,004	18,248	15,910	17,073
Third parties abroad	6,347	10,096	2,881	4,186
Related parties	32	163	9,722	13,455
Total	23,383	28,507	28,513	34,714

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of September 30, 2023, the balance advanced by suppliers, within the scope of the program, is R$ 635 (R$ 677 as of December 31, 2022) and has a payment term from 6 to 93 days and a weighted average term of 48.5 days, after the contracted commercial conditions have been met.

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12. Taxes 12.1. Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Taxes in Brazil
Income taxes	1,011	833	5,209	13,074	−	−
Income taxes – Tax settlement programs	−	−	277	259	1,484	1,578
	1,011	833	5,486	13,333	1,484	1,578
Taxes abroad	23	26	2,599	1,712	−	−
Total	1,034	859	8,085	15,045	1,484	1,578

Reconciliation between statutory tax rate and effective tax expense rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

		Consolidated
	2023		2022
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Net income before income taxes	37,786	136,485	66,639	215,697
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(12,847)	(46,405)	(22,657)	(73,337)
Adjustments to arrive at the effective tax rate:
Interest on capital	1,621	4,586	1,894	3,789
Different jurisdictional tax rates for companies abroad	1,447	2,042	1,053	3,096
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(594)	(1,612)	(511)	(3,666)
Tax incentives	170	553	5	56
Tax loss carryforwards (unrecognized tax losses)	12	(77)	(46)	(82)
Post-retirement benefit	(451)	(1,347)	(399)	(1,339)
Results of equity-accounted investments in Brazil and abroad	(423)	(398)	52	673
Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes	58	159	50	127
Others	(19)	17	156	489
Income tax expenses	(11,026)	(42,482)	(20,403)	(70,194)
Deferred income taxes	1,505	(5,996)	(1,222)	(11,493)
Current income taxes	(12,531)	(36,486)	(19,181)	(58,701)
Effective tax rate of income taxes	29.2%	31.1%	30.6%	32.5%

(1) Income tax and social contribution in Brazil referring to income earned in the years by investees abroad, according to provisions provided for in Law No. 12,973 / 2014.

Deferred income taxes - non-current

The table below shows the movement in the periods:

	Consolidated		Parent Company
	2023	2022	2023	2022
	Jan-Sep	Jan-Sep	Jan-Sep	Jan-Sep
Opening balance	(30,878)	(3,486)	(42,510)	(14,807)
Recognized in income of the period	(5,996)	(11,493)	(5,752)	(10,677)
Recognized in shareholders’ equity	(9,043)	(12,082)	(8,887)	(11,982)
Cummulative Translation Adjustment	(53)	(33)	−	−
Use of tax credits	−	(5,722)	−	(5,722)
Others	(46)	17	(50)	35
Final balance	(46,016)	(32,799)	(57,199)	(43,153)

The table below shows the composition and basis for realization of deferred tax assets and liabilities:

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated

Nature	Basis for realization	09.30.2023	12.31.2022
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	5,938	824
Property, plant and equipment - Impairment	Amortization, Write-off of Assets and Impairment Reversal	17,558	18,795
Property, plant and equipment – Depreciation, accelerated and linear x unit produced and capitalized charges	Depreciation, Amortization and Write-off of Assets	(86,577)	(80,553)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	(5,801)	4,228
Leases	Appropriation of consideration	30	2,266
Provision for lawsuits	Payment and reversal of the provision	4,774	4,618
Tax losses	Compensation of 30% of taxable income	4,685	4,771
Inventories	Sale, Write-Off and Loss	2,163	1,740
Employee benefits, mainly pension plan	Payment and reversal of the provision	7,944	7,918
Others		3,270	4,515
Total		(46,016)	(30,878)
Deferred income taxes – assets		4,916	4,342
Deferred income taxes – liabilities		(50,932)	(35,220)

Uncertain tax treatments

In 2023, the Company received additional charges from the Dutch tax authority, due to a final assessment on the calculation of the Corporate Income Tax (CIT) of subsidiaries in the Netherlands from 2018 to 2020, arising from the valuation for tax purposes of platforms and equipment nationalized under the Repetro tax regime, in the amount of R$ 2,485 (U$S 496 million), considering interests until September 30, 2023.

Tax treatments related to 2019 to 2022 of certain subsidiaries have not yet been assessed by this tax authority. Any charges by the Dutch tax authority for those years, on a similar basis to the periods already assessed, could reach the amount of R$ 1,655 (U$S 331 million). Thus, the total amount of these uncertain tax treatments is R$ 4,140 (U$S 827 million), considering interests until September 30, 2023.

The Company continue to defend its position, but understands that the tax authority is unlikely to fully accept this tax treatment. Thus, a liability was recognized with a corresponding effect in income taxes within the statement of income statement for the period, by means of the expected value method, constituted by the sum of amounts weighted by the probability of loss.

12.2.	Other taxes

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Taxes in Brazil:
Current/Deferred VAT Rate (VAT)	3,310	3,734	2,567	2,470	4,844	3,646	−	−
Current/Deferred PIS and COFINS	1,305	1,970	13,678	12,323	1,516	148	630	466
PIS and COFINS - Law 9,718/98	−	−	3,522	3,429	−	−	−	−
Production taxes/Royalties	−		−	−	11,265	10,416	716	594
Withholding income taxes	−	−	−	−	394	779	−	−
Others	275	218	1,459	1,424	1,046	820	435	471
Total in Brazil	4,890	5,922	21,226	19,646	19,065	15,809	1,781	1,531
Taxes abroad	41	38	43	69	160	97	−	−
Total	4,931	5,960	21,269	19,715	19,225	15,906	1,781	1,531

(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.

In the period from March 1 to June 30, 2023, the Export Tax was imposed on exports of crude oil. During the Export Tax collection period, the company calculated and recorded the amount of R$ 1,446 as tax expenses.

13.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated
	09.30.2023	12.31.2022
Liabilities
Short-term employee benefits	8,594	7,576
Termination benefits	755	1,005
Post-retirement benefits	61,613	58,675
Total	70,962	67,256
Current	12,641	11,555
Non-current	58,321	55,701

13.1.      Short-term benefits

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	09.30.2023	12.31.2022
Variable compensation program – Employees	2,507	2,552
Accrued vacation and christmas bonus	3,925	2,634
Salaries and related charges and other provisions	1,619	1,704
Profit sharing	543	686
Total	8,594	7,576
Current	8,413	7,413
Non-current (1)	181	163

(1) Refers to the balance of the deferral for 4 years of 40% of the PPP portion of the administrators and executive managers.

The company recognized the following amounts in the income statement:

	Consolidated

	Jul-Sep	2023 Jan-Sep	Jul-Sep	2022 Jan-Sep
Costs/Expenses in the statement of income
Salaries, vacation, christmas bonus, charges over provisions and others	(4,502)	(12,622)	(4,194)	(11,558)
Variable compensation program (1)	(981)	(2,355)	(805)	(2,061)
Profit sharing (1)	(198)	(536)	(201)	(530)
Manager compensations and charges	(16)	(45)	(28)	(54)
Total	(5,697)	(15,558)	(5,228)	(14,203)

(1) Includes complement/reversion of previous programs.

13.1.1 Variable compensation program

Performance award program (PPP)

Until September 2023, the company paid the 2022 PPP to employees in the amount of R$2,848 (R$2,637 in the parent company), considering compliance with the company's performance metrics and the individual performance of all employees.

With regard to the 2023 financial year, a proposal for reviewing Petrobras' PPP model is under study. However, in view of the expectation of maintaining a program with a similar nature to that of 2022, Petrobras provisioned, in the period from January to September 2023, R$ 2,040 (R$ 1,936 in the period from January to September 2022) referring to the variable remuneration of 2023 of employees, recorded in other operating expenses and. In the consolidated, the provision reached R$ 2,347 (R$ 2,088 in the period from January to September 2022), including the variable compensation of Petrobras of the other programs of the consolidated companies.

Profit Sharing (PLR)

In 2023, the company paid the 2022 PLR to employees in the amount of R$ 678 (R$ 643 in the parent company), considering the PLR 2021-2022 rule approved by the Secretaria de Coordenação e Governança das Empresas Estatais (Secretariat for Coordination and Governance of State-owned Companies - Sest), of the Federal Government, which covers employees who do not occupy bonuses functions and provides for individual limits according to the remuneration of participants.

In the period from January to September 2023, the company provisioned R$537 (R$512 in the parent company) referring to employees' profit sharing for the year 2023, recorded in other operating expenses. In the period from January to September 2022, the provision was R$ 533 (R$ 483 in the parent company) related to PLR 2022.

13.2.      Termination benefits

These are those provided by the termination of the employment contract as a result of: i) the entity's decision to terminate the employee's employment relationship before the normal retirement date; or ii) employee's decision to accept an offer of benefits in exchange for termination of employment.

Voluntary termination program

The company has voluntary termination programs (PDV), incentive retirement (PAI), specific termination programs for the corporate segment and for employees assigned to units in the process of divestment, which basically provide for the same legal and indemnity benefits.

From January to September 2023, 422 employees retired through these programs, while there were 53 enrollments and 139 withdrawals. Changes to the provisions for termination benefits are presented as follows:

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2023	2022
	Jan-Sep	Jan-Sep
Opening Balance	1,005	1,950
Effects in the statement of income	(31)	33
Enrollments	35	36
Revision of provisions	(66)	(3)
Effect in cash and cash equivalents	(219)	(919)
Use due to termination	(219)	(919)
Saldo final	755	1,064
Current	426	441
Non Current	329	623

The recognition of the provision for expenses with the retirement programs occurs as the employees join.

The company deferred the payment of indemnities in two installments, the first at the time of termination, together with the legal severance payments, and the second, when applicable, 12 months after the payment of the first installment.

On September 30, 2023, the amount of R$ 139 corresponds to the second installment of 543 employees dismissed and the amount of R$ 616 corresponds to 1,141 employees enrolled in the voluntary termination programs with a forecast of leaving by September 2025, totaling the amount of R$ 755.

13.3.      Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (“Saúde Petrobras”), through five major post-employment pension plans (collectively referred to as “pension plans”).

The balances related to post-employment benefits granted to employees are shown below:

	Consolidated
	09.30.2023	12.31.2022
Liabilities
Health Care Plan: Saúde Petrobras	31,980	30,330
Petros Pension Plan - Renegotiated (PPSP-R)	19,126	18,813
Petros Pension Plan - Non-renegotiated (PPSP-NR)	5,551	5,431
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,156	1,484
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	1,864	1,767
Petros 2 Pension Plan (PP-2)	936	850
Total	61,613	58,675
Current	3,802	3,750
Non-current	57,811	54,925

Health Care Plan

The health care plan, named “Saúde Petrobras”, is managed by the Petrobras Health Association (APS), a non-profit civil association and includes prevention and health care programs. The plan covers all current employees, retirees and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses is established in the collective bargaining agreement (ACT), being 60% (sixty percent) by the company and 40% (forty percent) by the participants.

Pension plans

The management of the supplementary pension plans sponsored by the Company is under the responsibility of Petros, a Closed Complementary Pension Entity (“Entidade Fechada de Previdência Complementar” - EFPC), which was established by Petrobras as a non-profit, private legal entity with administrative and financial autonomy.

The net obligation with pension plans recorded by the company has a different recognition methodology than that applicable to pension funds, regulated by the Conselho Nacional de Previdência Complementar.

On March 29, 2023, the Petros Deliberative Council approved the financial statements of the pension plans for the year ended on December 31, 2022, sponsored by the company.

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The main differences in accounting practices adopted in Brazil (CNPC and CVM) between the Pension Fund and the Sponsor for calculating the actuarial commitment on December 31, 2022 are shown below:

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	1,721	1,781
Ordinary and extraordinary future contributions - sponsor	21,977	5,627
Contributions related to the TFC - sponsor	3,608	2,041
Financial assumptions (interest and Inflation rates), adjustment in the value of plan assets and calculation methodology	(7,009)	(2,251)
Net actuarial liability recorded by the Company	20,297	7,198
(1) It includes the balance of PPSP-R Pre-70 and PPSP-NR Pre-70.

• Sponsor Contributions – according to the CNPC criteria, the calculation of the obligation in Petros considers, besides the future cash flow of the participants, the future cash flow of normal and extraordinary sponsor contributions, discounted to present value, while the Company, according to the CVM criteria, only considers such sponsor cash flows as they are made.

• Financial Assumptions - The main difference lies in the definition of the real interest rate established by Petros according to the expected profitability of the current investment portfolios and the parameters published by Previc (CNPC), considering a moving average of recent years in setting safety limits. On the other hand, in the Company's calculations, it involves the real interest rates determined through an equivalent rate that combines the maturity profile of pension and healthcare obligations with the future yield curve of longer-term Brazilian government securities (Treasury IPCA, formerly known as NTN), observing spot position at the end of the closing exercise considered.

• Adjustment to the value of plan's backing assets - In Petros, the government securities, with the portfolio immunization strategy, are marked on the curve, while in the Company, they are marked at market value.

Deficit Settlement Plan 2021 referring to the PPSP-R plan

On April 1st, 2023, the deficit equation plan (PED) for the 2021 fiscal year of the Petros Renegotiated Plan (PPSP-R) came into effect, with the start of extraordinary charges on the payroll of assets and beneficiaries from April/ 23, after a favorable statement by SEST (the supervisory body of the sponsor Petrobras), which took place on March 17, 2023.

The PED 2021 had already been approved by Petros' Deliberative Council (CD) on November 10, 2022 and the deficit calculated for the 2021 fiscal year, of R$ 8,515, is being equated equally between the sponsors and the participants of the PPSP-R, subject to the contribution parity limit, and Petrobras will have the total amount of R$ 4,012, positioned on December 31, 2022, which will be paid in monthly installments for the entire period of existence of the plan.

13.3.1 Amounts in the financial statements related to defined benefit plans

The net actuarial liability represents the company's obligations, net of the fair value of plan assets (when applicable), at present value.

The movement of obligations with pension and health plans with a defined benefit feature is shown below:

	Consolidated

			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras	Total
Balance on December 31, 2022	20,297	7,198	850	30,330	58,675
Recognized in income – cost and expenses	1,831	634	113	3,192	5,770
Current service cost	41	9	39	540	629
Interest cost, net	1,790	625	74	2,652	5,141
Recognized in Equity - other comprehensive income	570	−	−	−	570
Remeasurement: (Gains) / Actuarial losses (2)	570	−	−	−	570
Cash effect	(1,418)	(418)	(27)	(1,542)	(3,405)
Payment of contributions	(1,347)	(389)	(27)	(1,542)	(3,305)
Term of Financial Commitment (TCF)	(71)	(29)	−	−	(100)
Other changes	2	1	−	−	3
Balance on September 30, 2023	21,282	7,415	936	31,980	61,613
(1) It includes the balance of PPSP-R Pre-70 and PPSP-NR Pre-70.
(2) Refers to the complement of 2022 year.

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Pension Plans			Health Care Plan	Other plans
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras		Total
Balance on December 31, 2021	22,599	6,523	918	25,029	61	55,130
Recognized in income – cost and expenses	1,774	561	125	2,355	−	4,815
Current service cost	37	5	51	405	−	498
Interest cost, net	1,737	556	74	1,950	−	4,317
Cash effects	(6,269)	(2,011)	−	(1,385)	(1)	(9,666)
Payment of contributions	(1,032)	(337)	−	(1,385)	(1)	(2,755)
Term of Financial Commitment (TCF) (2)	(5,237)	(1,674)	−	−	−	(6,911)
Other changes	−	−	4	2	(60)	(54)
Balance on September 30, 2022	18,104	5,073	1,047	26,001	−	50,225
(1) It includes the balance of PPSP-R Pre-70 and PPSP-NR Pre-70. (2) Includes payment of part of the TCF principal made on February 25, 2022.

The net expense with pension and health plans is presented below:

	Pension plans			Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras	Total
Related to active employees (cost and expenses)	(175)	(34)	(52)	(1,121)	(1,382)
Related to retired employees (other income and expenses)	(1,656)	(600)	(61)	(2,071)	(4,388)
Expense in the statement of income - Jan-Sep/2023	(1,831)	(634)	(113)	(3,192)	(5,770)
Related to active employees (cost and expenses)	(135)	(22)	(71)	(856)	(1,084)
Related to retired employees (other income and expenses)	(1,639)	(539)	(54)	(1,499)	(3,731)
Expense in the statement of income - Jan-Sep/2022	(1,774)	(561)	(125)	(2,355)	(4,815)
(1) It includes amounts of PPSP-R Pre-70 and PPSP-NR Pre-70.

			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras	Total
Related to active employees (cost and expenses)	(59)	(11)	(16)	(373)	(459)
Related to retired employees (other income and expenses)	(551)	(202)	(20)	(690)	(1,463)
Expense in the statement of income – Jul-Sep/2023	(610)	(213)	(36)	(1,063)	(1,922)
Related to active employees (cost and expenses)	(44)	(7)	(24)	(286)	(361)
Related to retired employees (other income and expenses)	(547)	(180)	(18)	(499)	(1,244)
Expense in the statement of income - Jul-Sep/2022	(591)	(187)	(42)	(785)	(1,605)
(1) It includes amounts of PPSP-R Pre-70 and PPSP-NR Pre-70.

13.3.2. Contributions

From January to September 2023, the company contributed a total of R$ 3,405 (R$ 9,666 for the period from January to September 2022) to defined benefit plans, which reduced the balance of obligations, as per the table in note 13.3.1. Additionally, it contributed R$ 782 (R$ 692 for the period from January to September 2022) to the defined contribution portion of the PP2 plan and R$7 of the PP3 plan (R$6 for the period from January to September 2022), which were recognized in costing and in statement of income for the year.

The contribution to the defined benefit portion of the PP-2 (risk and minimum guarantees), which had been suspended since July 2012, was restored in April 2023, pursuant to a decision by the Petros’ Deliberative Council. Thus, a portion of the monthly contribution started to be destined again to risk coverage (payment of sickness allowance, reclusion allowance, lump sum death benefit and minimum guarantees) and reducing the balance of the actuarial obligation as contributions are made.

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities

14.1 Provisions for legal proceedings

The company sets up provisions in judicial, administrative and arbitration proceedings in an amount sufficient to cover losses considered probable and for which a reliable estimate can be made. The main actions refer to:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable; and (iii) claims for alleged non-payment of CIDE on imports of propane and butane.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems; and (iii) administrative and judicial proceedings that discuss the difference in special participation and royalties in several fields.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

	Consolidated
Non-current liabilities	09.30.2023	12.31.2022
Labor claims	3,851	3,844
Tax claims	2,767	2,433
Civil claims	8,618	7,847
Environmental claims	1,614	1,579
Total	16,850	15,703
	Consolidated
	2023 Jan-Sep	2022 Jan-Sep
Opening Balance	15,703	11,263
Additions, net of reversals	1,916	2,827
Use of provision	(2,175)	(1,822)
Accruals and charges	1,417	1,351
Others	(11)	2
Closing balance	16,850	13,621

In the preparation of the interim financial information for the period ended on September 30, 2023, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to September 2023, the increase in liabilities mainly arises from changes occurring in the following cases: (i) R$753 in the provision for civil disputes involving contractual issues; (ii) R$250 in the provision relating to labor claims; (iii) R$208 in the provision for civil litigation involving the purchase and sale of assets, offset, in part, by (iv) a reduction of R$288 in the provision for litigation involving corporate conflict and (v) a reduction of R$219 due to the payment of shares involving royalties and special participation.

14.2 Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2023	12.31.2022
Tax	47,734	41,095
Labor	4,798	4,735
Civil	13,786	10,899
Environmental	542	569
Others	353	373
Total	67,213	57,671

	Consolidated
	2023 Jan-Sep	2022 Jan-Sep
Opening Balance	57,671	44,858
Additions	5,511	6,741
Use	(389)	(503)
Accruals and charges	4,436	3,257
Others	(16)	(36)
Closing balance	67,213	54,317

In the period from January to September 2023, the company made judicial deposits in the amount of R$5,511, with emphasis on: (i) R$1,487 referring to government participation amounts related to the unification of producing fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (ii) R$ 1,276 referring to Corporate Income Tax and Social Contribution Tax due to the non-addition of income from subsidiaries and associated companies domiciled abroad to the parent company's Corporate Income Tax and Social Contribution Tax calculation base; (iii) R$ 1,441 referring to the incidence of CIDE, PIS and COFINS related to the chartering of platforms; and (iv) R$ 457 referring to the recalculation of government participation in the production of the Albacora field.

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding R$ 200, which allows judicial discussion without the immediate disbursement.

To achieve this, the company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. On September 30, 2023, the committed production capacity at NJP totaled R$44,236.

14.3 Contingent liabilities

As of September 30, 2023, the contingent liabilities plus interest and monetary restatement, estimated for legal proceedings, whose probability of loss is considered possible, are presented in the following table:

	Consolidated
Nature	09.30.2023	12.31.2022
Tax	181,473	167,457
Labor	47,882	43,163
Civil	43,773	39,381
Environmental	7,097	6,561
Total	280,225	256,562

The main contingent liabilities are:

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) collection of customs taxes and fines related to imports under the Repetro regime in the Frade consortium; (iv) collection and use of credit of VAT tax (ICMS) involving several states; (v) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; and (vi) deduction from the PIS and COFINS tax base, including ship-or-pay agreements and chartering of aircraft and vessels.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and judicial proceedings that discuss difference in special participation and royalties in several fields, including unification of fields; and (iii) fines from regulatory agencies, especially the ANP.
•	Environmental matters, with emphasis on indemnities and reparations for damages and environmental fines related to the company's operations.

In the period from January to September 2023, the increase in contingent liabilities is mainly due to: (i) R$6,132 referring to the incidence of CIDE and PIS/COFINS related to platform chartering; (ii) R$4,076 referring to a notice of infraction for charging Corporate Income Tax and Social Contribution on transfer prices; (iii) R$ 3,718 referring to collective actions that require the review of the methodology for calculating the Minimum Remuneration supplement by Level and Regime (RMNR); (iv) R$ 1,656 referring to administrative and judicial proceedings discussing differences in special participation and royalties in different fields, including unification of fields; (v) R$ 1,441 referring to the incidence of PIS/COFINS on tax amnesties; (vi) R$1,235 referring to civil disputes involving contractual issues in the country; (vii) R$ 1,116 referring to actions involving reversal of ICMS VAT credit; (viii) R$ 977 referring to the infraction notice, for the collection, through joint and several liability, of customs taxes and fines arising from the import of goods under the Repetro regime, for use in the Frade consortium; (ix) R$967 relating to labor claim actions; (x) R$830 referring to Corporate Income Tax and Social Contribution Tax due to the non-addition of income from subsidiaries and associated companies domiciled abroad to the parent company's Corporate Income Tax and Social Contribution Tax calculation base; and (xi) R$726 referring to the provision of fines from regulatory agencies. These effects were partially offset mainly by (xii) R$ 3,938, mainly for the transfer to remote loss due to a favorable decision regarding ICMS VAT tax disputes involving tax classification of goods.

14.3.1 RMNR - Minimum Remuneration by Level and Work Regime

There are several lawsuits related to the Minimum Remuneration by Level and Work Regime (RMNR), with the objective of revising its calculation criteria.

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The RMNR consists of a guaranteed minimum remuneration for employees, based on salary level, working conditions and geographic location. This compensation policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and approved at employee meetings, being questioned three years after its implementation.

In 2018, the Superior Labor Court (TST) ruled (13 votes to 12) against the company, which filed extraordinary appeals with the Federal Supreme Court (STF), which suspended the effects of the decision handed down by the Labor Court and ordered the national suspension of the processes in progress related to RMNR.

On July 29, 2021, a monocratic decision was published in which the Reporting Minister granted the Extraordinary Appeal filed in one of the processes to reestablish the sentence that dismissed the copyright requests, accepting the company's thesis and recognizing the validity of the collective agreement of work freely signed between Petrobras and the labor unions, thus reversing the TST's decision.

In February 2022, the trial of the appeals filed by the author and several amici curiae began, against the decision of the Reporting Minister. Currently, the trial is underway in the First Panel of the Federal Supreme Court, with 3 votes in favor of the company, confirming that the prevailing understanding is to recognize the validity of the collective labor agreement freely signed between companies and labor unions, and 1 vote against. One of the Ministers who had voted in favor of Petrobras requested a review after the dissenting vote was delivered, suspending the judgment. With the return of the files, the appeals were reincluded in the STF's virtual agenda to conclude the trial in the period from November 3 to 10, 2023.

As of September 30, 2023, there are several legal proceedings related to the Minimum Remuneration by Level and Work Regime (RMNR) reflected in the company's interim financial information, with R$698 classified as probable loss, recognized in liabilities as a provision for legal and administrative proceedings, and R$39,264 classified as possible loss.

14.4 Class action and related proceedings

14.4.1 Class action in Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and claims that, based on the facts revealed by Lava-Jato Operation, the defendants acted illegally before investors. On 26 May 2021, the District Court of Rotterdam decided that the class action must proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and being represented by the Stichting Petrobras Compensation Foundation (“Foundation”). However, investors who have already initiated arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action. The class action proceeded to the phase of discussion of matters of merit.

On July 26, 2023, the Court issued an intermediate decision on the merits, ordering the production of evidence, in relation to which the parties may express their views before the publication of the judgment on the merits, which is appealable. In addition, the Court advanced the following understandings, which must be included in the judgment on the merits, among which: i) the requests made against PIB BV, PO&G and certain former Petrobras managers were rejected and; ii) the Court declared that Petrobras and PGF acted illegally in relation to their investors, although it did not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourg laws to definitively decide on the merits of the action.

The Court also confirmed that the Foundation cannot claim compensation under the class action, which will depend on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action. and others that it deems appropriate, including in relation to the occurrence and quantification of any damages, not yet proven. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions mentioned above. In this context, the company is not able to produce a reliable estimate of the potential loss arising from this litigation.

Petrobras and PGF deny the allegations presented by the Foundation and will continue to defend themselves firmly. For more information, see explanatory note 18.4.1 of the financial statements for the year ended December 31, 2022.

14.4.2 Arbitration and other legal processes in Argentina

In the Argentine arbitration, in which is being discussed the liability of the Company for an alleged loss of market value of Petrobras shares in the country, due to the developments of Lava Jato Operation, the appeal presented by Consumidores Damnificados Asociación Civil, previously called Consumidores Financieros Asociación Civil para su Defensa (“Association”) was denied. The Association presented a new

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

appeal to the Argentine Supreme Court, which was also denied, and the arbitration was sent to the Arbitration Court. The company is unable to produce a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will vigorously defend itself against the accusations made by the author of the class action. The company is unable to produce a reliable estimate of the potential loss in this action.

Regarding the criminal action in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the decision of first instance that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court take steps to certify whether the company could be considered criminally immune in Argentina for a subsequent reassessment of the matter. Petrobras appealed against this decision, but the higher courts upheld the decision of the Court of Appeals. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which is still pending judgment. The Court of Appeals had also already recognized that the Association could not function as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal accepted by the Court of Cassation on September 15, 2022, recognizing the Association's right to represent financial consumers. The Company filed an appeal against this decision, which is still pending judgment. Petrobras presented other procedural defenses, which are still subject to assessment by the appellate bodies of the Argentine Court. This criminal action is being processed before the Criminal Economic Court No. 2 of the city of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no developments during the nine-month period ended September 30, 2023.

14.4.3 Legal action in the United Stated related to Sete Brasil Participações S.A. (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses, but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the company's financial statements in the third quarter of 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, which is why an appeal was filed with the Federal Court of Appeals for the District of Columbia, still pending judgement. Considering the filing of the appeal, Petrobras requested the suspension of the process, which was granted by the lower court judge on October 26, 2022

On August 26, 2022, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands, at the request of EIG. The concession was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction alone, the District Court of Amsterdam limited EIG's claims to a total of US$ 297.2 million, although the US Court ruled that any award of damages will depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

14.4.4 Arbitrations proposed by non-controlling Shareholders in Brazil

In the nine-month period ended September 30, 2023, there were partial decisions which did not change the assessment and the available information on this proceeding. Thus, the Company is unable to provide a reliable estimate of the potential loss in these arbitrations.

For more information, see explanatory note 18.5 to the financial statements for the year ended December 31, 2022.

14.5 Legal proceedings - Compulsory Loan – Eletrobras

In the nine-month period ended September 30, 2023, there were no events that changed the assessment on this proceeding. For more information, see explanatory note 18.6 to the financial statements for the year ended December 31, 2022.

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.6 Lawsuits brought by natural gas distributors and others

In the nine-month period ended September 30, 2023, there were no events that changed the assessment and information on lawsuits and arbitrations, except for the case related to the natural gas distributor operating in the state of Sergipe.

In the state of Sergipe, the sale of gas has been taking place under the terms of the injunction granted in a legal proceeding since January 2022, which has been revoked by the Judiciary. Currently, the Company no longer supplies gas to the distributor, considering that it has been obtaining the mentioned commodity from other suppliers.

For more information, see explanatory note 18.7 of the financial statements for the year ended December 31, 2022.

15.	Provision for decommissioning costs

The following table details the amount of the decommissioning provision by production area:

	Consolidated
	09.30.2023	12.31.2022
Onshore	2,231	2,182
Shallow Waters	23,377	22,951
Deep and ultra-deep post-salt	50,335	52,114
Pre-salt	20,223	19,801
Total	96,166	97,048
	Consolidated
	2023 Jan-Sep	2022 Jan-Sep
Opening balance	97,048	87,160
Adjustment to provision	109	201
Transfers related to liabilities held for sale (1)	(31)	(5,473)
Payments made	(4,085)	(3,231)
Interest accrued	3,145	1,853
Others	(20)	(8)
Total	96,166	80,502

(1) In the period from January to September 2022, refers to transfers related to: Polos Golfinho and Camarupim (R$507), in Espírito Santo; Campo de Albacora Leste (R$ 1,841), in Rio de Janeiro; Polo Norte Capixaba (R$ 165), in Espírito Santo; and Polo Potiguar (R$ 2,960), in Rio Grande do Norte.

16.	Other assets and liabilities
Assets	Consolidated		Parent Company
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Escrow account and/ or collateral	6,646	5,673	6,068	5,136
Advances to suppliers	7,960	8,147	9,862	10,274
Prepaid expenses	2,212	1,892	1,703	1,367
Derivatives transactions	648	281	330	15
Assets related to E&P partnerships	725	368	2,884	3,510
Others	1,155	1,016	929	873
	19,346	17,377	21,776	21,175
Current	8,892	9,271	10,126	11,651
Non-Current	10,454	8,106	11,650	9,524

Liabilities	Consolidated		Parent Company
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Obligations arising from divestments	6,087	7,068	6,085	7,063
Contractual retentions	3,478	3,134	3,375	3,031
Advances from customers	2,362	4,726	1,735	3,853
Provisions for environmental expenses, R&D and fines	3,542	3,519	3,274	3,239
Other taxes	1,781	1,531	1,781	1,531
Unclaimed dividends	1,544	1,258	1,544	1,258
Derivatives transactions	918	767	292	424
Various creditors	333	496	331	493
Others	3,181	3,451	2,605	3,299
	23,226	25,950	21,022	24,191
Current	13,856	15,660	11,673	13,384
Non-Current	9,370	10,290	9,349	10,807

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.	Property, plant and equipment

17.1 By class of assets

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2022	13,241	287,740	77,424	200,537	100,240	679,182	699,786
Accumulated cost	22,659	550,097	124,904	352,617	154,805	1,205,082	1,158,091
Accumulated depreciation and impairment (4)	(9,418)	(262,357)	(47,480)	(152,080)	(54,565)	(525,900)	(458,305)
Additions	1	1,653	42,596	33	57,319	101,602	101,732
Additions to / review of estimates of decommissioning costs	−	−	−	35	−	35	−
Capitalized borrowing costs	−	−	4,583	−	−	4,583	4,583
Transfer of Signature Bonus (5)	−	−	−	82	−	82	82
Write-offs	(42)	(1,283)	(193)	(203)	(792)	(2,513)	(2,627)
Transfers (6)	(7)	12,487	(20,516)	9,085	−	1,049	886
Transfers to assets held for sale	(72)	(184)	(60)	(100)	−	(416)	(702)
Depreciation, amortization and depletion	(309)	(18,547)	−	(17,127)	(19,765)	(55,748)	(58,396)
Impairment recognition	−	(984)	(1,559)	(26)	−	(2,569)	(2,397)
Impairment reversal	7	71	−	−	137	215	215
Cumulative translation adjustment	(4)	(5)	(8)	(34)	5	(46)	−
Balance at September 30, 2023	12,815	280,948	102,267	192,282	137,144	725,456	743,162
Accumulated cost	22,165	559,248	148,486	360,018	204,613	1,294,530	1,247,938
Accumulated depreciation and impairment (4)	(9,350)	(278,300)	(46,219)	(167,736)	(67,469)	(569,074)	(504,776)

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2021	13,302	296,471	94,430	200,046	95,157	699,406	717,355
Accumulated cost	22,770	547,365	144,831	345,470	147,222	1,207,658	1,154,481
Accumulated depreciation and impairment (4)	(9,468)	(250,894)	(50,401)	(145,424)	(52,065)	(508,252)	(437,126)
Additions	−	3,354	25,367	242	28,150	57,113	62,439
Additions to / review of estimates of decommissioning costs	−	−	−	54	−	54	−
Capitalized borrowing costs	−	−	4,037	−	−	4,037	3,995
Transfer of Signature Bonus (5)	−	−	−	6,008	−	6,008	6,008
Write-offs	(13)	(3,772)	(4,947)	(3,010)	(7,279)	(19,021)	(18,727)
Transfers (6)	416	19,361	(34,339)	15,234	−	672	452
Transfers to assets held for sale	(70)	(9,900)	(1,740)	(7,155)	(135)	(19,000)	(18,435)
Depreciation, amortization and depletion	(335)	(18,270)	−	(20,175)	(17,131)	(55,911)	(58,252)
Impairment reversal	−	62	9	57	−	128	127
Cumulative translation adjustment	(4)	1	(496)	(36)	(3)	(538)	−
Balance at September 30, 2022	13,296	287,042	80,917	191,053	98,759	671,067	693,121
Accumulated cost	22,638	544,943	131,203	341,891	151,128	1,191,803	1,145,440
Accumulated depreciation and impairment (4)	(9,342)	(257,901)	(50,286)	(150,838)	(52,369)	(520,736)	(452,319)

(1) Consisting of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operation, storage and production facilities, including subsea equipment for the production and disposal of oil and gas, depreciated using the units-of-production method.

(2) Balances by business segment are presented in Note 8.

(3) Consisting of exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proved reserves and other direct expenses. linked to exploration and production, except production platforms (oil and gas producing fields).

(4) In the case of land and assets under construction, it refers only to impairment losses.

(5) Transfer of Intangible Assets. In 2023, it refers to the declaration of commerciality of the Manjuba field. In 2022, it refers to the Atapu and Sepia fields.

(6) Mainly includes transfers between asset types and transfers of advances to suppliers.

The additions in right of use are mainly due to the entry into operation of FPSO Anita Garibaldi, FPSO Almirante Barroso and FPSO Anna Nery, and the respective effect on lease liability (note 25).

17.2 Estimated useful life

The useful life of assets depreciated are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	40 (between 25 and 50)
Equipment and other assets	20 (3 to 31) (except assets by the units of production method)
Exploration and development costs	Units of production method
Right-of-use	8 (between 2 and 47)

17.3 Right-of-use assets

The right-of-use assets comprise the following underlying assets:

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
09.30.2023
Accumulated cost	106,884	83,650	14,079	204,613	217,878
Accumulated depreciation and impairment	(23,289)	(40,707)	(3,473)	(67,469)	(71,523)
Total	83,595	42,943	10,606	137,144	146,355
12.31.2022
Accumulated cost	65,758	77,159	11,888	154,805	167,727
Accumulated depreciation and impairment	(17,704)	(34,092)	(2,769)	(54,565)	(57,517)
Total	48,054	43,067	9,119	100,240	110,210

17.4 Production Individualization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships linked to these consortia. These agreements will result in equalizations payable or receivable of expenses and production volumes, mainly related to the Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga, Sururu and Tartaruga fields.

In the following table, Petrobras presents the provision of values recorded from the execution of the AIPs submitted to the approval of the ANP, as well as their movement:

	Consolidated and Parent Company
	2023 Jan-Sep	2022 Jan-Sep
Initial balance	2,122	2,033
Additions/(write-offs) in Property, Plant and Equipment	123	(132)
Other operating (income) expenses	197	48
Final balance	2,442	1,949

17.5 Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2023, the capitalization rate was 6.93% p.a. (6.62% p.a. for the nine-month period ended September 30, 2022).

18.	Intangible assets

18.1 By class of assets

	Consolidated
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at December 31, 2022	13,164	2,294	123	15,581
Accumulated Cost	13,453	8,144	123	21,720
Accumulated amortization and impairment	(289)	(5,850)	−	(6,139)
Addition	735	656	−	1,391
Capitalized borrowing costs	−	49	−	49
Write-offs	(180)	(2)	−	(182)
Transfers	−	9	−	9
Transfer from Signature Bonus (2)	(82)	−	−	(82)
Amortization	(13)	(354)	−	(367)
Impairment – accrual (note 19)	(1,796)	−	−	(1,796)
Balance at September 30, 2023	11,828	2,652	123	14,603
Accumulated Cost	13,928	8,813	123	22,864
Accumulated amortization and impairment	(2,100)	(6,161)	−	(8,261)
Estimated useful life in years	(3)	5	Undefined

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at December 31, 2021	15,037	1,719	123	16,879
Accumulated Cost	15,312	7,373	123	22,808
Accumulated amortization and impairment	(275)	(5,654)	−	(5,929)
Addition	4,265	664	−	4,929
Capitalized borrowing costs	−	35	−	35
Write-offs	(56)	(5)	−	(61)
Transfers	(48)	(3)	−	(51)
Transfer from Signature Bonus (2)	(6,008)	−	−	(6,008)
Amortization	(14)	(273)	−	(287)
Impairment – accrual	−	(6)	−	(6)
Cumulative translation adjustment	(8)	−	−	(8)
Balance at September 30, 2022	13,168	2,131	123	15,422
Accumulated Cost	13,454	8,044	123	21,621
Accumulated amortization and impairment	(286)	(5,913)	−	(6,199)
Weighted average useful life in years	(3)	5	Undefined

(1) Consisting mainly of signature bonuses, paid in concession contracts for oil or natural gas exploration and production sharing, in addition to public service concessions, trademarks and patents, and others.

(2) Transfer to Property, Plant and Equipment. In 2023, it refers to the declaration of commerciality of the Manjuba field. In 2022, it refers to the Itapu, Atapu and Sepia fields.

(3) Mainly composed of assets with an indefinite useful life whose valuation is reviewed annually to determine whether it remains justifiable.

18.2. ANP Auction Result

Sudoeste de Sagitário, Água Marinha and Norte de Brava Blocks - 1st Cycle of Permanent Production Sharing Offer

On December 16, 2022, Petrobras acquired the oil and natural gas exploration and production rights in the Sudoeste de Sagitário, Água Marinha and Norte de Brava blocks in the 1st Cycle of Permanent Production Sharing Offer, carried out by the ANP. In May 2023, the Production Sharing Agreements were signed and the intangible signature bonus was recognized, in the amount of R$729.

19.	Impairment
		Consolidated
		2023		2022
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Recognition of (loss) / reversal
Property, plant and equipment	(392)	(2,354)	(1,337)	(1,753)
Intangible	−	−	−	(6)
Property, plant and equipment and intangible	(392)	(2,354)	(1,337)	(1,759)
Assets held for sale	6	6	1	(420)
	(386)	(2,348)	(1,336)	(2,179)
Investments	37	45	12	(45)
Exploratory assets (note 20)	(1,796)	(1,796)	−	−
Net effect in the statement of income	(2,145)	(4,099)	(1,324)	(2,224)
Recognition of loss	(2,192)	(4,402)	(1,338)	(2,443)
Reversal of loss	47	303	14	219

The company assesses the recoverability of assets annually or when there is an indication of devaluation or reversal of impairment losses recognized in previous years. In the nine-month period ended September 30, 2023, net losses were recognized in the statement of income due to depreciation in Property, Plant and Equipment, in the amount of R$ 2,348, highlighting the assessment of the recoverability of the RNEST's 2nd Train which resulted in the recognition of impairment losses in the amount of R$ 1,858, mainly due to: (i) reassessment of the RNEST Project, with a review of the project's scope of logistic infrastructure, impacting on the increase in investments required for the implementation of the 2nd Train; (ii) increase in the discount rate to 7.4% p.a. (7.1% p.a. in December 2022); and (iii) dollar decline, negatively impacting value in use.

In addition, the assessments carried out on exploratory assets indicated a reduction in the recoverable values of assets related to blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413, located in the pre-salt in the Campos Basin, due to projects designed for the purpose of eventual production development being economically unfeasible, resulting in the recognition of losses due to devaluation in the amount of R$ 1,796. In October 2023, the Administration approved the full and voluntary return of these blocks to the ANP.

In the nine-month period ended September 30, 2022, net losses due to devaluation in the amount of R$ 2,179 were recognized in the statement of income, mainly due to the following reasons:

•	Postponement of the beginning of operations of the Natural Gas Processing Unit (UPGN) of the Gaslub plant in Itaboraí, due to the termination of the agreement with the contractor responsible for the works, resulting in the recognition of a R$ 1,313 impairment loss in the CGU Itaboraí Utilities (taking into account a discount rate in constant currency of 5.40% p.a.);

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	Definitive cessation of the operations of platform P-35, in the Marlim field, which led to the exclusion of this asset from the CGU North group and classification as a separate asset, resulting in the recognition of a R$ 262 impairment loss;
•	Approval for the disposal of Golfinho group of fields, which comprises Golfinho field (which produces oil), Canapu field (which produces non-associated gas), and the exploratory block BM-ES-23. As a result, the Company assessed the recoverability of the carrying amount of these assets, considering the fair value net of disposal expenses, resulting in the recognition of a R$ 258 impairment loss;
•	Approval for the disposal of LUBNOR Refinery, in the state of Ceará, separating it from the Downstream CGU. As a result, the Company assessed the recoverability of the carrying amount of the refinery, considering the fair value net of disposal expenses, resulting in the recognition of a R$ 222 impairment loss.

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
	2023	2022
	Jan-Sep	Jan-Sep
Capitalized Exploratory Well Costs/Capitalized Acquisition Costs (1)
Property, plant and equipment
Opening Balance	9,790	11,127
Additions	1,681	1,278
Write-offs	(5)	(70)
Transfers	(3,979)	(437)
Cummulative translation adjustment	(12)	35
Final balance	7,475	11,933
Intangible
Opening Balance	12,556	14,376
Additions	729	4,242
Write-offs	(180)	−
Transfers	(82)	(6,062)
Losses on exploration expenditures written-off	(1,796)	−
Final balance	11,227	12,556
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	18,702	24,489
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The transfers occurred in Property plant and equipment during the nine-month period ending September 30, 2023 were destined for the production development projects of the Raia Pintada and Raia Manta fields, related to the BM-C-33 block (R$ 3,758), and the Sépia field (R$ 221).

The additions occurred in Intangible assets during the nine-month period ending September 30, 2022 mainly refer to the Sépia field (R$ 2,141) and Atapu field (R$ 2,101), while the transfers mainly refer to these fields, as well as the Itapu field (R$ 1,766).

From January to September 2023, the recognition of losses in Intangible assets (R$ 1,796) was due to the economic unfeasibility of projects in blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411, and C-M-413 in the Campos Basin (pre-salt layer), which were in phase of production development. In October 2023, the Company’s Management has approved the voluntary full return of these blocks to the ANP.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

		Consolidated
	2023		2022
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Geological and geophysical expenses	(504)	(2,102)	(553)	(1,234)
Exploration expenditures written off (includes dry wells and signature bonuses)	(1,834)	(2,031)	(177)	(632)
Contractual penalties on local content requirements	11	47	168	704
Other exploration expenses	(37)	(40)	(3)	(7)
	(2,364)	(4,126)	(565)	(1,169)

Cash used in:
Operating activities	541	2,142	556	1,241
Investment activities	950	2,478	642	5,489
	1,491	4,620	1,198	6,730

In 2022, Petrobras approved the signature, with the ANP, of a Term of Adjustment of Conduct (TAC) to offset local content fines related to:

•	22 concessions in which Petrobras has a 100% interest, located in the Barreirinhas, Campos, Espírito Santo, Parecis, Potiguar, Recôncavo, Santos, Sergipe-Alagoas and Solimões basins; and
•	21 concessions in which Petrobras operates in partnership with other concessionaires, located in the Almada, Campos, Espírito Santo, Mucuri, Parnaíba, Pelotas, Pernambuco-Paraíba, Potiguar, Recôncavo, Santos and Sergipe basins.

This TAC provides for the conversion of fines into investment commitments in Exploration and Production with local content. As a result, all administrative proceedings related to the collection of fines resulting from non-compliance with local content in these concessions were closed, resulting in the reversal of the provision and respective reduction in liabilities, in the amount of R$ 2 in the period from January to September 2023 (R$ 682 from January to September 2022).

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On September 30, 2023, under the terms of these agreements, Petrobras undertakes to invest R$ 1,669 in local content by December 31, 2026.

21.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 8,566 (R$ 9,119 as of December 31, 2022), which is still in force as of September 30, 2023, net of commitments undertaken. As of September 30, 2023, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of R$ 8,502 (R$ 8,598 as of December 31, 2022) and bank guarantees of R$ 64 (R$ 521 as of December 31, 2022).

22.	Investments

22.1 Changes in investment (Parent Company)

	Controlled companies	Joint operations	Jointly controlled companies	Associates (2)	Total
Balance at December 31, 2022	266,054	130	113	5,130	271,427
Investments	−	−	58	−	58
Restructuring, capital decrease and others	(609)	−	−	4	(605)
Results in equity-accounted investments	13,668	41	(15)	(1,095)	12,599
Cumulative translation adjustments	(11,207)	−	−	(637)	(11,844)
Other comprehensive income	304	−	1	813	1,118
Dividends	(721)	(32)	(46)	(5)	(804)
Balance at September 30, 2023	267,489	139	111	4,210	271,949

	Controlled companies	Joint operations	Jointly controlled companies	Associates (2)	Total
Balance at December 31, 2021	264,102	180	109	5,434	269,825
Investments	9	−	80	−	89
Transfer to held for sale	(9)	−	−	(282)	(291)
Restructuring, capital decrease and others	(1,251)	2	−	5	(1,244)
Results in equity-accounted investments (1)	17,498	66	114	767	18,445
Cumulative translation adjustments	(7,869)	−	−	(267)	(8,136)
Other comprehensive income	192	−	3	636	831
Dividends	(1,692)	(82)	(116)	(509)	(2,399)
Balance at September 30, 2022	270,980	166	190	5,784	277,120
(1) In the statement of income, includes results of companies classified as held for sale in the amount of R$ 63, credit effect, on September 30, 2022.
(2) Includes other investments.

22.2 Changes in investment (Consolidated)

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2022	2,855	5,317	8,172
Investments	58	56	114
Restructuring, capital decrease and others	−	3	3
Results in equity-accounted investments	(99)	(1,038)	(1,137)
Cumulative translation adjustments	(122)	(647)	(769)
Other comprehensive income	1	813	814
Dividends	(313)	(5)	(318)
Balance at September 30, 2023	2,380	4,499	6,879

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2021	2,839	5,588	8,427
Investments	80	40	120
Transfers to held for sale	−	(282)	(282)
Restructuring, capital decrease and others	(6)	(69)	(75)
Results in equity-accounted investments	1,119	814	1,933
Cumulative translation adjustments	(59)	(270)	(329)
Other comprehensive income	3	636	639
Dividends	(887)	(505)	(1,392)
Balance at September 30, 2022	3,089	5,952	9,041
(1) Includes other investments.

23.	Disposal of assets and other transactions

The Company has an active portfolio, which takes into account opportunities of partnerships, acquisitions and disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company.

On April 3, 2023, the Company’s Board of Executive Officers informed that the revision of divestment processes will be carried out within the scope of the adjustments to the Strategic Plan.

On June 1, 2023, the company's Board of Directors approved the review of the strategic elements to be considered in the 2024-2028 Strategic Plan.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Consolidated
	09.30.2023				12.31.2022
	E&P	RT&M	Corporate and other segments	Total	Total
Assets classified as held for sale
Inventories	−	118	−	118	108
Investments	1	1	−	2	2
Property, plant and equipment	60	114	−	174	18,713
Others	−	−	1	1	−
Total	61	233	1	295	18,823
Liabilities on assets classified as held for sale
Finance debt	−	−	−	−	694
Provision for decommissioning costs	548	−	−	548	6,952
Total	548	−	−	548	7,646

23.1 Sales pending closing on September 30, 2023

In operations carried out in prior periods, the main assets and liabilities classified as held for sale include Lubrificantes e Derivados de Petróleo do Nordeste Refinery (LUBNOR) and associated logistical assets, in Ceará.

The description of these operations was presented in the explanatory note 30.1 of the financial statements of December 31, 2022 and are subject to the fulfillment of certain precedent conditions.

Additionally, from January to September 2023, no new contracts were signed.

23.2 Closed sales until September 30, 2023

The main asset sales operations are presented below:

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (1)(2)	Closing amount in other currencies(3)	Gain/ (loss) (4)	Further infor-mation
Sale of the entire interest in the Albacora Leste production field, located in the Campos Basin	Petro Rio Jaguar Petróleo LTDA (PetroRio), subsidiary of PRio S.A	Apr/2022 Jan/2023	9,750	US$ 1,928	2,995	a
Sale of the entire interest in a set of four concessions of onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly known as Norte Capixaba Pole.	Seacrest Petróleo SPE Norte Capixaba Ltda., wholly-owned company of Seacrest Exploração e Produção de Petróleo Ltda.	Feb/2022 Apr/2023	2,405	US$ 474	1,714	b
Sale of the entire interest in a set of 22 concessions of onshore and shallow water production fields, together with its processing, refining, logistics, storage, transport and oil and natural gas transport infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly known as the Potiguar Pole.	3R Potiguar S.A., wholly-owned company of 3R Petroleum Óleo e Gás S.A.	Jan/2022 Jun/2023	7,215	US$ 1,445	2,337	c
Sale of the Company's entire interest in a set of maritime concessions called Golfinho and Camarupim groups of fields, in deep waters of the post-salt layer, located in the Espírito Santo Basin.	BW Energy Maromba do Brasil Ltda (BWE)	Jun/2022 Aug/2023	74	US$ 15	(181)	d

			19,444		6,865
(1) Value agreed upon signing the transaction, plus closing price adjustment, when provided for in the contract.
(2) The value of “Receipts from the sale of assets (Divestments) in the Cash Flow Statement” is mainly composed of values from the Divestment Program: partial receipt of operations from this year, installments of operations from previous years and advances relating to operations not completed.
(3) Contractual value and price adjustments of operations negotiated in a currency other than the real. Values in US$ (dollars) represent millions of the respective currencies.
(4) Recognized in "Result from disposals, write-off of assets and result from the remeasurement of equity interests" (explanatory note 6).

a) Sale of the Albacora Leste Field

The operation was concluded after the fulfillment of precedent conditions, with the receipt, in cash, of R$ 8,455 (US$ 1,635 million), already with the adjustments foreseen in the contract, which is added to the receipt in the sale of US$ 293 million on the date of execution of the contract. In addition to this amount, Petrobras is expected to receive up to US$ 250 million in contingent payments, depending on future Brent prices.

b) Sale of assets in the Capixaba North Pole

The operation was completed with the receipt of R$ 2,169 (US$ 427 million) in cash, with the adjustments provided for in the contract. This amount is added to the amount of US$ 36 million received when the contract was signed. In addition to this amount, it is expected to receive up to US$ 66 million in contingent payments, depending on future Brent prices. Of this contingent portion, US$ 11 million was recognized in April 2023.

c) Sale of assets at the Potiguar Pole

The operation was concluded with receipt of R$ 5,408 (US$ 1,100 million), already with adjustments provided for in the contract. This amount is added to US$ 110 million received on the date of signature of the contract, in addition to the amount of US$ 235 million to be received in 4 equal annual installments, starting in March 2024.

d) Sale of Golfinho and Camarupim groups of fields

The transaction was closed with the receipt of R$ 59.5 (US$ 12.2 million), including price adjustments provided for in the contract, in addition to R$ 15.5 (US$ 3 million) received at transaction signing. In addition, there is up to US$ 60 million in contingent payments for Petrobras provided for in the contract, depending on future Brent prices and asset development.

23.3 Contingent assets from disposed investments and other transactions

Some asset sales and agreements entered into by the company provide for receipts conditioned to contractual clauses, especially related to the Brent variation in operations related to E&P assets.

The operations that can generate recognition of gain, recorded in other operating income, are presented below:

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Transactions	Closing date	At the closing of the operation US$ million	Asset recognized in the period from January to September 2023		Asset recognized in previous periods US$ million	Value of contingent assets on 09/30/2023US$ million
			US$ million	R$
Sales in previous Years
Riacho da Forquilha group of fields	Dec/2019	62	30	148	28	4
Pampo and Enchova group of fields	Jul/2020	650	15	76	180	455
Baúna field	Nov/2020	285	27	135	132	126
Miranga pole	Dec/2021	85	−	−	55	30
Cricaré pole	Dec/2021	118	−	−	22	96
Peroá pole	Aug/2022	43	−	−	10	33
Papa-Terra	Dec/2022	90	1	3	15	74
Sales in the period
Albacora Leste field	Jan/2023	250	10	54	−	240
Norte Capixaba pole	Apr/2023	66	11	54	−	55
Golfinho and Camarupim poles	Aug/2023	60	−	−	−	60
Surplus volume of the transfer of rights agreement
Sépia and Atapu	Apr/2022	5,244	43	223	693	4,508

Total		6,953	137	693	1,135	5,681

24.	Finance debt

24.1 Balance by type of finance debt

	Consolidated		Parent Company
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Banking Market	6,325	6,705	6,181	6,618
Capital Market	15,088	15,108	14,289	14,372
Development banks (1)	3,457	3,770	38	185
Related Parties (note 28.3)	−	−	27,846	36,541
Others	10	19	−	−
Total in Brazil	24,880	25,602	48,354	57,716
Banking Market	38,060	43,759	14,904	17,365
Capital Market	73,890	73,368	−	−
Export Credit Agency	9,905	12,745	−	−
Related Parties (note 28.1)	−	−	336,637	361,060
Others	803	812	−	−
Total abroad	122,658	130,684	351,541	378,425
Total finance debt	147,538	156,286	399,895	436,141
Current	21,935	18,656	126,003	120,724
Noncurrent	125,603	137,630	273,892	315,417
(1) Includes BNDES, FINAME, and FINEP.

The amount classified in current liabilities is composed of:

	Consolidated		Parent Company
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Short-term debt	39	−	27,846	36,541
Current portion of long-term debt	19,309	16,231	96,004	82,443
Accrued interest on short and long-term debt	2,587	2,425	2,153	1,740
Total	21,935	18,656	126,003	120,724

The capital market balance is mainly composed of R$ 70,843 in global notes, issued abroad by PGF, R$ 9,630 in debentures and R$ 4,659 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes mature between 2024 and 2115 and do not require collateral. Such financing was carried out in dollars, euros and pounds, being 88%, 2% and 10% of the total global notes, respectively.

The debentures and commercial notes, due between 2024 and 2037, do not require real guarantees and are not convertible into shares or equity interests.

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

As of September 30, 2023, there were no defaults, breaches of covenants (breaches) or adverse changes in clauses that resulted in changes in the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2022.

24.2 Changes

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2022	25,602	130,684	156,286
Proceeds from financing	75	6,182	6,257
Repayment of principal (1)	(1,345)	(10,034)	(11,379)
Repayment of interest (1)	(1,505)	(5,960)	(7,465)
Charges incurred in the period (2)	1,661	6,873	8,534
Monetary and exchange variations	474	(744)	(270)
Cumulative translation adjustment	−	(4,343)	(4,343)
Modification of contractual cash flows	(82)	−	(82)
Balance at September 30, 2023	24,880	122,658	147,538

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2021	25,209	174,015	199,224
Proceeds from financing	3,000	10,322	13,322
Repayment of principal (1)	(4,771)	(32,933)	(37,704)
Repayment of interest (1)	(1,347)	(5,890)	(7,237)
Charges incurred in the period (2)	1,514	7,152	8,666
Monetary and exchange variations	479	(3,135)	(2,656)
Cumulative translation adjustment	−	(6,797)	(6,797)
Balance at September 30, 2022	24,084	142,734	166,818
(1) Includes prepaymments.
(2)Includes appropriations of goodwill, discounts and associated transaction costs.

In the nine-month period ended September 30, 2023, the Company repaid several finance debts, in the amount of R$ 20.349.

In the same period, the Company raised funds through the issuance of Global notes in the international capital market due in 2033 in the amount of R$ 5,928.

The Company carried out an exchange operation under the terms of a debt in the domestic banking market in the amount of R$ 2,500, changing the term from 2024 to 2030. The modification of the contractual terms was not substantial and resulted in a gain of R$ 82 per modification.

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.3 Reconciliation with cash flows from financing activities - Consolidated

			2023			2022
			Jan-Sep			Jan-Sep
	Proceeds from financing	Repayment of principal	Repayment of interest	Proceeds from financing	Repayment of principal	Repayment of interest
Changes in financing	6,257	(11,379)	(7,465)	13,322	(37,704)	(7,237)
Debt reestructuring	−	209	−	−	(592)	−
Related deposits (1)	−	(1,297)	(417)	−	(959)	(262)

Cash flows from financing activities	6,257	(12,467)	(7,882)	13,322	(39,255)	(7,499)

(1)Amounts deposited for payment of obligations related to financing obtained from the China Development Bank (CDB), with semi-annual settlements in June and December.

24.4 Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2023	2024	2025	2026	2027	2028 onwards	Total (1)	Fair value

Financing in U.S. Dollars (US$):	7,433	16,774	12,869	7,542	12,240	53,882	110,740	109,937
Floating rate debt (2)	7,063	13,503	9,689	5,724	8,714	3,264	47,957
Fixed rate debt	370	3,271	3,180	1,818	3,526	50,618	62,783
Average interest rate (p.a)	6.3%	6.8%	6.3%	6.6%	6.0%	6.6%	6.6%
Financing in Brazilian Reais (R$):	829	2,582	1,179	2,351	671	17,266	24,878	25,545
Floating rate debt(3)	217	214	704	704	200	9,572	11,611
Fixed rate debt	612	2,368	475	1,647	471	7,694	13,267
Average interest rate (p.a)	6.1%	6.8%	6.9%	6.8%	7.2%	7.0%	6.8%
Financing in Euro (€):	−	192	1,438	−	−	2,904	4,534	4,450
Fixed rate debt	−	192	1,438	−	−	2,904	4,534
Average interest rate (p.a)	−	4.7%	4.7%	−	−	4.7%	4.7%
Financing in Pound Sterling (£):	142	119	−	2,825	−	4,300	7,386	6,835
Fixed rate debt	142	119	−	2,825	−	4,300	7,386
Average interest rate (p.a)	6.2%	6.3%	−	6.2%	−	6.5%	6.3%
Total on September 30, 2023	8,404	19,667	15,486	12,718	12,911	78,352	147,538	146,767
Average interest rate (p.a)	6.2%	6.7%	6.3%	6.6%	6.2%	6.6%	6.5%	−
Total on December 31, 2022	18,656	20,577	16,061	13,164	15,096	72,732	156,286	155,766
Average interest rate (p.a)	6.7%	6.5%	6.1%	6.2%	6.0%	6.6%	6.5%	−

(1)The average maturity of outstanding debt as of September 30, 2023 is 11.43 years (12.07 years as of December 31, 2022).

(2) Operations with variable index plus fixed spread.

(3) Operations with variable index plus fixed spread, as applicable.

As of September 30, 2023, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 68,420 (R$ 68,146, on December 31, 2022); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 78,347 (R$ 87,620, on December 31, 2022).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there will be a need to amend all the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months, on September 30, 2023.

As of September 30, 2023, nearly 26% of the Company's finance debt has been indexed to SOFR (Secured Overnight Financing Rate) and has the CSA (Credit Spread Adjustment) as a parameter, negotiated with creditors, while 1.4% will still undergo contractual changes to switch to this new index.

The renegotiations performed so far have been solely for the replacement of the LIBOR benchmark and are necessary as a direct consequence of the reform of the reference interest rate. In these renegotiated cash flows, the change of the index is economically equivalent to the previous basis. Thus, the changes were prospective with the recognition of interest at the new index in the applicable periods.

Therefore, the Company does not expect material effects for the contracts that will still undergo contractual changes for the new index, considering that they will occur under market conditions.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Maturity	2023	2024	2025	2026	2027	2028 onwards	09.30.2023	12.31.2022
Principal	6,362	19,269	15,861	13,055	13,223	82,083	149,853	165,419
Interest	2,370	9,496	7,922	7,230	5,916	82,961	115,895	129,478
Total (1)	8,732	28,765	23,783	20,285	19,139	165,044	265,748	294,897
(1)The nominal flow of leases is found in note 25. .

24.5 Lines of credit

				09.30.2023
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (1)	Syndicate of banks	03/27/2019	02/27/2026	2,050	−	2,050
Total				7,050		7,050
In Brazil
Petrobras	Banco do Brasil	03/23/2018	09/26/2026	2,000	−	2,000
Petrobras	Banco do Brasil	10/04/2018	09/05/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				4,329	−	4,329
(1) On June 30, 2023, Petrobras reduced part of the Revolving Credit Facility to US$ 2,050 million compared to the US$ 3,250 million contracted in 2019. Thus, US$ 2,050 million will be available for withdrawal from July 1st, 2023, to February 27, 2026.

25.	Lease liability

Changes in lease agreements recognized as liabilities are shown below:

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2022	31,411	93,006	124,417
Remeasurement/New agreements	7,837	46,180	54,017
Payment of principal and interest (1)	(8,040)	(14,365)	(22,405)
Charges incurred in the period	1,843	4,497	6,340
Monetary and Exchange variation	(578)	(3,819)	(4,397)
Cumulative translation adjustments	−	(58)	(58)
Transfers	(1)	−	(1)
Balance at September 30, 2023	32,472	125,441	157,913
Current			33,204
No Current			124,709

(1) The Statement of Cash Flows has R$ 69 related to the changes on liabilities held for sale.

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2021	25,695	102,899	128,594
Remeasurement / New agreements	9,529	8,492	18,021
Payment of principal and interest	(6,207)	(14,370)	(20,577)
Charges incurred in the period	1,315	3,768	5,083
Monetary and Exchange variation	(346)	(3,385)	(3,731)
Cumulative translation adjustments	−	(106)	(106)
Transfers	−	(699)	(699)
Balance at September 30, 2022	29,986	96,599	126,585
Current			28,855
No Current			97,730

As of September 30, 2023, the value of the lease liability of Petrobras Holding is R$ 164,580 (R$ 132,160 as of December 31, 2022), including leases and subleases with investee companies, mainly vessels with PNBV and Transpetro.

The nominal flow (not discounted) without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

	Consolidated
Maturity in	2023	2024	2025	2026	2027	2028 onwards	Total
Nominal value on September 30, 2023	9,431	32,619	25,279	18,675	15,339	134,429	235,772
Nominal value on December 31, 2022	29,797	24,115	17,640	12,492	11,071	75,646	170,761

In certain contracts, there are variable payments and amounts less than 1 year recognized as an expense:

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2023	2022
	Jan-Sep	Jan-Sep
Variable payments	4,643	4,417
Up to 1 year maturity	436	558

Variable payments x fixed payments	21%	21%

At September 30, 2023, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 331,935 (R$ 416,962 at December 31, 2022).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.3.

26.	Equity

26.1 Share capital

As of September 30, 2023 and December 31, 2022, the subscribed and paid-in capital in the amount of R$205,432 is represented by 13,044,496,930 shares, of which R$117,208 refer to 7,442,454,142 common shares and R$88,224 refer to 5,602,042,788 preferred shares, all registered, book-entry shares and with no par value.

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

There are shares owned by Petrobras that are held in treasury in the amount of R$982 (R$7 on December 31, 2022), represented by 29,031,369 shares, of which 222,760 are common shares and 28,808,609 are preferred shares.

26.2	Distribution to shareholders

Revision of the Shareholder Remuneration Policy

On July 28, 2023, the Company’s Board of Directors approved a revision on the Shareholder Remuneration Policy, where the main changes are the following:

•	The Company will distribute to shareholders 45% (previously 60%) of the free cash flow, which consists of the difference between net cash provided by operating activities and the sum of cash used in the acquisition of PP&E and intangibles assets, and cash used in the acquisition of equity interests (previously the Company’s free cash flow did not deduct the acquisition of equity interests);
•	Inclusion of share repurchase, aiming at canceling these shares, becomes a remuneration to shareholders. The amounts related to share repurchases will be deducted from the total shareholder remuneration formula for each quarter; and
•	Replacement of references to specific amounts of gross debt to the “level of gross debt established in the Strategic Plan”. The Strategic Plan 2023-2027 establishes that the maximum level of the gross debt range is US$65 billion.

Share repurchase program

On August 3, 2023, the Board of Directors approved a Share Repurchase Program, for the acquisition of up to 157.8 million preferred shares issued by the Company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. This program will be carried in the scope of the revised Shareholder Remuneration Policy, approved on July 28, 2023, within a maximum period of 12 months.

During September 2023, the Company repurchased 28,735,700 preferred shares for the total amount of R$ 975, including transaction costs of R$ 292 thousand.

Dividends for the year 2022

On April 27, 2023, the Annual Shareholders' Meeting approved dividends for the year 2022, in the amount of R$222,560, corresponding to R$17.06202044 per outstanding preferred and common share. This amount includes advance payment to shareholders, monetarily restated by the Selic rate variation from the payment date to December 31, 2022, in the amount of R$186,745, and the additional dividend of R$35,815 which, on December 31, 2022, was highlighted in shareholders' equity as an additional proposed dividend.

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Complementary dividends of R$ 35,815, equivalent to R$ 2.74573369 per outstanding preferred and common share, were reclassified from shareholders' equity to liabilities on the date of approval of the Annual Shareholders' Meeting. The first and second installments were paid on May 19 and June 16, 2023, respectively. The third and final installment will be paid on December 27, 2023 with monetary restatement based on the Selic rate variation from December 31, 2022 until the date of payment.

Anticipation of dividends related to 2023 fiscal year

In the nine-month period ended September 30, 2023, the Board of Directors approved the distribution of remuneration to shareholders in the total amount of R$ 39,692 million, equivalent to R$ 3,042881 per common and preferred shares, based on the result for the period from January to June 2023 (interim), as shown in the following table:

			Remuneration to shareholders of Petrobras
	Date of approval	Date of record	Amount per common and preferred share (R$)	Amount
Interim dividends- first quarter of 2023	05.11.2023	06.12.2023	1.224968	15,979
Interim interest on capital - first quarter of 2023	05.11.2023	06.12.2023	0.668609	8,721
Interim dividends - second quarter of 2023	08.03.2023	08.21.2023	0.783828	10,225
Interim interest on capital - second quarter of 2023	08.03.2023	08.21.2023	0.365476	4,767
Total distribution to shareholders			3.042881	39,692
Monetary restatement on anticipated dividends paid				228
Total of anticipated dividends monetarily restated (1)				39,920
(1) The advances, monetarily updated by the Selic, will be deducted from the remuneration that will be distributed to shareholders at the end of the 2023 financial year.

The dividends and interest on capital relating to the first quarter of 2023 were paid in 2 equal installments of R$ 12,350 on August 18 and September 20, 2023, while the dividends and interest on capital relating to the second quarter of 2023 will be paid in 2 equal installments of R$ 7,496 on November 21 and December 15, 2023.

The anticipated interest on capital for the year 2023 resulted in an income tax and social contribution tax credit of R$ 4,586. Interest is subject to withholding income tax of 15%, except for immune and exempt shareholders, as established in Law No. 9,249/95.

Dividends payable

On September 30, 2023, the balance of dividends payable to the parent company's shareholders, in the amount of R$ 21,694, corresponds to the third and last installment of the supplementary dividends for 2022 in the amount of R$7,142, monetarily restated by the Selic rate variation , as well as the anticipation of dividends of R$ 14,552, net of withholding income tax on interest on capital, referring to the second quarter of 2023.

	Parent Company
	2023	2022
	Jan-Sep	Jan-Sep
Change on dividends payable
Initial balance	21,751	−
Addition by resolution of the Ordinary General Meeting	35,815	37,320
Addition by decision of the Board of Directors (anticipations)	39,692	136,279
Payment	(76,201)	(173,075)
Monetary restatement (1)	2,366	1,424
Transfers (unclaimed dividends)	(318)	(779)
Withholding income tax on interest on capital and monetary restatement (2)	(1,411)	(1,169)
Final balance	21,694	−
(1) Includes monetary restatement of R$1,721 on dividends paid and R$645 on dividends payable.
(2) Includes withholding income tax on interest on capital and monetary restatement of R$175, referring to dividends paid and R$1,236 on dividends approved in the 1st half of 2023.

From January to September 2023, Petrobras made the following dividend payments:

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Events	Date of payment	Deliberate amount	Monetary restatement	Withholding income tax on monetary restatement	Unclaimed dividends	Total paid
Dividends and interest on capital for the 3rd quarter of 2022 – 2nd installment (1)	01/19/2023	21,751	156	(16)	(101)	21,790
Complementary dividends for 2022 - 1st installment	05/19/2023	17,908	885	(90)	(85)	18,618
Complementary dividends for 2022 - 2nd installment	06/16/2023	11,411	680	(69)	(55)	11,967
Dividends and interest on capital for the first quarter of 2023 - 1st installment (2)	08/18/2023	11,553	−	−	(50)	11,503
Dividends for the first quarter of 2023 - 2nd installment	09/20/2023	12,350	−	−	(56)	12,294
Residual payments of dividends from previous years	Jan-Sep/2023	−	−	−	29	29
Total		74,973	1,721	(175)	(318)	76,201
(1) Deliberated gross amount of R$ 21,841, net of withholding income tax on interest on capital of R$ 90 paid in 2022.
(2) Deliberated gross amount of R$ 12,350, net of withholding income tax on interest on capital of R$ 797 paid in 2023.

Unclaimed dividends

On September 30, 2023, the balance of dividends not claimed by Petrobras shareholders represents R$ 1,544 (R$ 1,258 on December 31, 2022) recorded in other current liabilities, as per note 16. The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the bank that held the Company's shares.

	Parent Company
	2023	2022
	Jan-Sep	Jan-Sep
Change on unclaimed dividends
Initial balance	1,258	451
Prescription	(32)	−
Transfers (dividends payable)	318	780
Final balance	1,544	1,231

26.3 Earnings per share

	2023	2023	2022	2022
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Basic and diluted denominator – Net income attributable to shareholders of Petrobras attributable equally between share classes
Net income of the period
Common	15,203	53,394	26,300	82,721
Preferred	11,422	40,169	19,796	62,266
	26,625	93,563	46,096	144,987

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,592,391,312	5,598,777,023	5,601,969,879	5,601,969,879
	13,034,622,694	13,041,008,405	13,044,201,261	13,044,201,261

Basic and diluted earnings per share (R$ per share)
Common	2.04	7.17	3.54	11.12
Preferred	2.04	7.17	3.54	11.12

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which is ongoing at the Company.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Risk management

The Company presents a sensitivity analysis of factors relating to its corporate risk management process. The possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The period of application of the sensitivity analysis is one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.1 Derivative financial instruments

The following tables present a summary of the positions held by the company as of September 30, 2023, recognized as other current assets and liabilities, in addition to the amounts recognized in income, other comprehensive income for the period and guarantees given as collateral by nature of the operations:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023
Derivatives not designated for hedge accounting
Future contracts (1)	110	683	1	(209)
Long position/Crude oil and oil products	8,933	9,058	−	−	2023
Short position/Crude oil and oil products	(8,823)	(8,375)	−	−	2023
Swap (2)
Soybean oil – short position (2)	(4)	(3)	3	(1)	2023
Forward contracts
Short position/Foreign currency forwards (BRL/USD) (3)	(4)	−	(1)	−	2023
Swap
Swap - CDI X IPCA	3,008	3,008	270	(82)	2029/2034
Foreign currency / Cross-currency Swap (3)	US$ 729	US$ 729	(291)	(336)	2024/2029
Total recognized in the Statement of Financial Position			(18)	(628)
(1) Notional value in thousands of bbl.
(2) Notional value in thousands of tons (PBIO operations).
(3) Amounts in US$ are presented in million.

	Gains/ (losses) recognized in the statement of income
		2023		2022
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Commodity derivatives
Other operations - 27.2 (a)	(432)	(69)	464	(627)
Recognized in Other Income and Expenses	(432)	(69)	464	(627)
Currency derivatives
Swap Pound Sterling x Dollar	−	−	(1,214)	(1,994)
Swap CDI x Dollar - 27.3 (b)	(40)	344	125	891
Others	−	2	(2)	(4)
	(40)	346	(1,091)	(1,107)
Interest rate derivatives
Swap - CDI X IPCA	(167)	68	(48)	(145)
	(167)	68	(48)	(145)
Cash flow hedge on exports - 27.3 (a)	(3,691)	(15,020)	(5,813)	(18,476)
Recognized in Net finance income (expense)	(3,898)	(14,606)	(6,952)	(19,728)
Total	(4,330)	(14,675)	(6,488)	(20,355)

	Gains/ (losses) recognized in other comprehensive income
		2023		2022
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Cash flow hedge on exports - 27.3 (a)	(8,387)	27,167	(4,629)	35,535

	Guarantees given (received) as collateral
	09.30.2023	12.31.2022
Commodity derivatives	548	499

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2023 is set out as follows:

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
Financial Instruments	Risk	Probable Scenario	Possible Scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and Swap contracts	Crude oil and oil products - price changes	−	(481)	(962)
Future and Swap contracts	Soy oil - price changes	−	(5)	(10)
Forward contracts	Foreign currency - depreciation BRL x USD	−	(2)	(3)
		−	(488)	(975)

The probable scenario uses references external to the Company, widely used in the pricing of cargo in the oil, oil products and natural gas market, which take into account the closing price of the asset on September 30, 2023, and therefore, it is considered that there is no variation in the result of open operations in this scenario. The possible and remote scenarios reflect the potential effect on the result of outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each product group according to the position of open operations: price drop for long positions and high for short positions.

27.2 Risk management of crude oil and oil products prices

Petrobras prefers exposure to the price cycle to the systematic performance of protection of operations of purchase or sale of goods, whose objective is to meet its operational needs, with the use of derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

a) Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

27.3 Foreign exchange risk management

a) Cash Flow Hedge involving the Company’s future exports

The reference values, at present value, of the hedging instruments as of September 30, 2023, in addition to the expectation of reclassification to the statement of income of the balance of exchange variation accumulated in shareholders' equity in future periods, based on a rate of R$/US$ of 5.0076, are shown below:

				Present value of hedging instrument at 09.30.2023
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From oct/2023 to sep/2033	68,016	340,597

Changes in the present value of hedging instrument (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2022	62,119	324,121
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	24,374	121,816
Exports affecting the statement of income	(6,081)	(30,402)
Principal repayments / amortization	(12,396)	(62,228)
Foreign exchange variation	−	(12,710)
Amount on September 30, 2023	68,016	340,597
Nominal value of hedging instrument (finance debt and lease liability) on September 30, 2023	84,201	421,645

.

In the nine-month period ended on September 30, 2023, an exchange gain of R$563 was recognized referring to the ineffectiveness in the exchange variation line (exchange loss of R$804 in the same period in 2022).

Future exports designated as hedged items in cash flow hedge relationships represent, on average, 58.45% of highly probable future exports.

55

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The movement in the exchange variation accumulated in other comprehensive income as of September 30, 2023, to be realized by future exports, is shown below:

	Exchange rate variation	Tax effect	Consolidaded Total
Balance at December 31, 2022	(70,089)	23,831	(46,258)
Recognized in Shareholders’ Equity	12,147	(4,130)	8,017
Reclassified to the statement of income - occurred exports	15,020	(5,107)	9,913
Balance at September 30, 2023	(42,922)	14,594	(28,328)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2021	(123,622)	42,034	(81,588)
Recognized in Shareholders’ Equity	17,059	(5,800)	11,259
Reclassified to the statement of income - occurred exports	18,476	(6,282)	12,194
Balance at September 30, 2022	(88,087)	29,952	(58,135)

Changes in expectations of realization of export prices and volumes in future reviews of business plans may determine the need for additional reclassifications of accumulated exchange variation in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price lower in US$ 10/barrel than considered in the last revision of the Strategic Plan 2023-2027, would not indicate the need to reclassify the exchange variation from the shareholders’ equity to the statement of income.

The annual expectation of realization of the exchange variation balance accumulated in shareholders' equity as of September 30, 2023 is shown below:

Consolidated
	2023	2024	2025	2026	2027	2028	2029 to 2033	Total
Expected realization	(3,851)	(13,251)	(7,952)	(6,338)	(7,203)	(4,509)	182	(42,922)

b) Information on ongoing contracts

As of September 30, 2023, the company has swap contracts - IPCA x CDI and CDI x Dollar outstanding.

Swap contracts – IPCA x CDI and CDI x Dollar

In 2019, Petrobras entered into derivative operations with the objective of protecting itself from exposure arising from the 1st series of the 7th issue of debentures, with IPCA x CDI interest swap operations, maturing in September 2029 and September 2034, and operations of cross-currency swap CDI x Dollar, with maturities in September 2024 and September 2029.

In July 2023, the 1st repurchase plan for these debentures was closed, initiated on July 15,2022. During the term of this plan, only an immaterial amount of this debt had been effectively repurchased. Thus, the position in this swap remains unchanged.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock on this curve was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy. For possible and remote scenarios, parallel shocks of 40% and 80% were applied to the interest rate forward curves, which resulted in effects of 500 b.p. and 900 b.p., respectively, on the estimated interest rates. The effects of this sensitivity analysis, keeping all other variables remaining constant, are shown in the following table:

	Possible Result	Remote Result
SWAP foreign currency (IPCA x USD)	(60)	(105)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company deals in contracts with highly rated banks.

56

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

c) Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable is referenced by an external source, Focus and Thomson Reuters, based on the exchange rate forecast for the close of the next quarter. The possible and remote scenarios have the same references and consider the appreciation of the exchange rate at the end of the quarter (risk) at 20% and 40%, respectively, with the exception of the balances of assets and liabilities in foreign currency of subsidiaries abroad, when carried out in currency equivalent to their respective functional currencies. These analyzes cover only the exchange rate variation and keep all other variables constant.

Financial Instruments	Exposure at 09.30.2023	Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
Assets	43,364	Dollar / Real	(66)	8,673	17,346
Liabilities	(504,757)		766	(100,951)	(201,903)
Exchange rate - Cross currency swap	(3,008)		5	(602)	(1,203)
Cash flow hedge on exports	340,597		(517)	68,119	136,239
	(123,804)		188	(24,761)	(49,521)
Assets	6,945	Euro / Dollar	339	1,389	2,778
Liabilities	(12,630)		(616)	(2,526)	(5,052)
	(5,685)		(277)	(1,137)	(2,274)
Assets	7,496	Pound Sterling/ Dollar	300	1,499	2,998
Liabilities	(14,785)		(591)	(2,957)	(5,914)
	(7,289)		(291)	(1,458)	(2,916)
Assets	5	Pound Sterling / Real	−	1	2
Liabilities	(133)		(5)	(27)	(53)
	(128)		(5)	(26)	(51)
Assets	21	Euro / Real	1	4	8
Liabilities	(53)		(3)	(11)	(21)
	(32)		(2)	(7)	(13)
Assets	122	Peso/Dollar	(82)	(20)	(35)
	122		(82)	(20)	(35)
Total	(136,816)		(469)	(27,409)	(54,810)
(1) At September 30, 2023, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 0.15% appreciation of the Real; Peso x U.S. Dollar - a 203.3% depreciation of the Peso; Euro x Dollar: a 4.9% appreciation of the Euro; Pound Sterling x U.S. Dollar - a 4% appreciation of the Pound Sterling; Real x Euro: a 4.7% depreciation of the Real; Real x Pound Sterling - a 3.8% depreciation of the Real;. Source: Focus and Thomson Reuters.

27.4 Interest rate risk management

The company preferentially does not use derivative financial instruments to manage exposure to interest rate fluctuations, as they do not cause material impacts, except in specific situations presented by Petrobras subsidiaries.

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense in the event of a variation of 40% and 80% in these interest rates, respectively, keeping all other variables constant.

The following table informs, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest related to debts with floating interest rate on September 30, 2023.

57

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
LIBOR 6M	131	156	181
SOFR 3M (2)	519	675	831
SOFR 6M (2)	580	691	802
SOFR O/N (2)	2,321	3,250	4,179
CDI	868	1,215	1,562
TJLP	334	467	601
IPCA	469	657	845
	5,222	7,111	9,001
(1) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed. (2) Represents the Secured Overnight Funding Rate.

27.5 Liquidity risk management

The possibility of insufficient cash to settle obligations on the scheduled dates is routinely managed by the company. Liquidity risk is also mitigated by defining reference parameters for managing cash and financial investments and by periodically analyzing projected cash flow risks, quantifying through Monte Carlo simulations its main risk factors, such as oil prices, exchange rates, international gasoline and diesel prices, among others. In this way, it is possible to measure the need for financial availability for operational continuity and the execution of its strategic plan.

In this context, Petrobras' individual and consolidated interim financial information, even if it presents negative net working capital, does not compromise its liquidity.

Additionally, the company maintains committed credit lines (revolving credit facilities) contracted as a liquidity reserve in adverse situations, according to note 24.5, and regularly evaluates market conditions and may carry out repurchase transactions of its securities or those of its subsidiaries in the international capital market, through various means, including repurchase offers, bond redemptions and/or open market operations, as long as they are in line with the company's liability management strategy, which aims to improve the amortization profile and cost of the debt.

27.6 Fair value of financial assets and liabilities

	Level I	Level II	Level III	Total fair value recorded
Assets
Commodity derivatives	1	3	−	4
Interest rate derivatives	−	270	−	270
Balance at September 30, 2023	1	273	−	274
Balance at December 31, 2022	−	−	−	−

Liabilities
Foreign currency derivatives	−	(292)	−	(292)
Balance at September 30, 2023	−	(292)	−	(292)
Balance at December 31, 2022	(209)	(419)	−	(628)

The fair value of other financial assets and liabilities is presented in the respective notes: 3 – Marketable securities; 9 – Trade and other receivables; and 24 – Finance debt (estimated amount).

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

28.	Related-party transactions

The company has a policy on Transactions with Related Parties that is reviewed and approved annually by the Board of Directors, as provided for in Petrobras' Bylaws.

The policy also aims to ensure adequate and diligent decision-making by the company's management.

58

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.1 Commercial transactions per operation with investees (Parent Company)

	09.30.2023			12.31.2022
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	28,333	−	28,333	26,388	−	26,388
Dividends receivable	26	−	26	94	−	94
Amounts related to construction of gas pipeline	−	768	768	−	820	820
Other operations	31	203	234	678	200	878
Advances to suppliers	637	1,699	2,336	614	2,010	2,624
Total	29,027	2,670	31,697	27,774	3,030	30,804
Liabilities
Lease liabilities (1)	(2,623)	(3,673)	(6,296)	(2,113)	(4,630)	(6,743)
Mutual operations	(529)	(81,075)	(81,604)	(1,093)	(52,569)	(53,662)
Prepayment of exports	(90,604)	(164,429)	(255,033)	(76,192)	(231,206)	(307,398)
Accounts payable to suppliers	(9,722)	−	(9,722)	(13,455)	−	(13,455)
Purchases of crude oil, oil products and others	(6,326)	−	(6,326)	(9,471)	−	(9,471)
Affreightment of platforms	(238)	−	(238)	(365)	−	(365)
Advances from clients	(3,149)	−	(3,149)	(3,614)	−	(3,614)
Other operations	(9)	−	(9)	(5)	−	(5)
Total	(103,478)	(249,177)	(352,655)	(92,853)	(288,405)	(381,258)

(1) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R2) - Leases.

	Jul-Sep	2023 Jan-Sep	Jul-Sep	2022 Jan-Sep
Result
Revenues, mainly sales revenues	36,861	89,835	31,872	114,392
Foreign exchange and inflation indexation charges, net (2)	(6,996)	(3,740)	(10,141)	(16,582)
Finance income (expenses), net (2)	(5,947)	(18,199)	(5,667)	(16,302)
Total	23,918	67,896	16,064	81,508
(2) Includes the amounts of R$ 65 of active exchange variation and R$ 393 of financial expenses related to leasing and subleasing operations required by IFRS 16 / CPC 06 (R2) (R$ 104 of active exchange variation and R$ 449 of financial expense for the period from January to September 2022).

28.2 Annual interest rates for loan operations

	Parent Company
		Liability
	09.30.2023	12.31.2022
De 7.01 to 8%	(49,488)	(53,662)
De 8.01 to 9%	(32,116)	−
Total	(81,604)	(53,662)

28.3 Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current liabilities.

	Parent Company
	09.30.2023	12.31.2022
Accounts receivable, net	22,416	40,007
Credit rights assignments	(27,846)	(36,541)

	Jul-Sep	2023 Jan-Sep	Jul-Sep	2022 Jan-Sep
Financial Income FIDC-NP	1,113	3,838	1,766	5,097
Financial Expenses FIDC-NP	(1,023)	(3,341)	(1,191)	(3,206)
Net finance income (expense)	90	497	575	1,891

28.4 Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for certain financial operations carried out in Brazil and abroad. The financial operations carried out by these equity interests and guaranteed by Petrobras present a balance of R$ 110,670 to be settled on September 30, 2023 (R$ 113,815 on December 31, 2022).

59

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The guarantees offered by Petrobras, mainly personal, non-remunerated, are based on contractual clauses that support financial transactions between subsidiaries/controlled companies and third parties, guaranteeing the assumption of compliance with a third party's obligation, if the original debtor fails to do so.

28.5 Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	09.30.2023		12.31.2022
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies (associates)	22	13	109	52
Other associates and joint ventures	382	19	377	111
Subtotal	404	32	486	163
Brazilian government
Government bonds	8,604	−	8,812	−
Banks controlled by the Brazilian Government	70,466	7,630	61,625	8,178
Petroleum and alcohol account - receivables from the Brazilian Government (note 9.1)	1,268	−	3,143	−
Federal Government (1)	−	7,931	−	7,419
Pré-Sal Petróleo S.A. – PPSA	−	4	−	296
Others	457	383	306	371
Subtotal	80,795	15,948	73,886	16,264
Petros	298	1,014	290	1,569
Total	81,497	16,994	74,662	17,996
Current assets	10,449	9,064	13,583	11,055
Non-current assets	71,048	7,930	61,079	6,941

(1) Includes lease amounts.

The effect on the result of significant transactions is presented below:

		Consolidated
	2023		2022
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Joint ventures and associates
State-controlled gas distributors (1)	−	−	−	6,064
Petrochemical companies	3,993	12,638	6,161	18,604
Other associates and joint ventures	48	147	14	468
Subtotal	4,041	12,785	6,175	25,136
Brazilian government
Government bonds	269	811	304	773
Banks controlled by the Brazilian Government	(187)	(272)	285	143
Petroleum and alcohol account - receivables from the Brazilian Government	(160)	(19)	38	267
Brazilian Government	(44)	(749)	598	217
Pré-Sal Petróleo S.A. – PPSA	(599)	(1,276)	(1,399)	(2,253)
Others	(652)	(1,197)	37	18
Subtotal	(1,373)	(2,702)	(137)	(835)
Petros	(24)	(72)	−	−
Total	2,644	10,011	6,038	24,301

Revenues, mainly sales revenues	4,029	12,736	6,206	25,458
Purchases and services	9	25	(29)	−
Operating income and expense	(1,260)	(2,495)	(1,384)	(2,615)
Foreign exchange and inflation indexation charges, net	(491)	(1,558)	209	60
Finance income (expenses), net	357	1,303	1,036	1,398
Total	2,644	10,011	6,038	24,301
(1) In July 2022, the Company disposed its entire interest in Gaspetro.

Liabilities with pension plans of the company's employees and managed by Fundação Petros, which include debt instruments, are presented in note 13.

28.6 Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding are based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy and are presented below:

60

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Parent Company

	Jan-Sep/2023			Jan-Sep/2022
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	10.7	0.8	11.5	10.4	0.3	10.7
Social security and other employee-related taxes	2.9	0.1	3.0	2.9	0.1	3.0
Post-employment benefits (pension plan)	0.7	−	0.7	0.9	−	0.9
Variable compensation	−	−	−	10.5	−	10.5
Benefits due to termination of tenure	4.1	−	4.1	0.9	−	0.9
Total compensation recognized in the statement of income	18.4	0.9	19.3	25.6	0.4	26.0
Total compensation paid (1)	32.4	0.9	33.3	25.6	0.4	26.0
Monthly average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members in the period	9.00	6.11	15.11	9.00	3.33	12.33

(1) Includes the PPP for Administrators in the Executive Board.

In the period from January to September 2023, the consolidated expense with the total compensation of the company's officers and board members totaled R$ 45.00 (R$ 53.81 in the period from January to September 2022).

The remuneration of the members of the Advisory Committees to the Board of Directors must be considered apart from the global limit of the remuneration established for the administrators, that is, the amounts received are not classified as remuneration of the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 1,574 thousand in the period from January to September 2023 (R$ 1,886 thousand, considering social charges). In the period from January to September 2022, the remuneration accrued in the period was R$ 2,399 thousand (R$ 2,879 thousand, considering social charges).

On April 27, 2023, the Annual Shareholders' Meeting set the remuneration of the management (Executive Board and Board of Directors) at up to R$44.99 as the global limit of remuneration to be paid in the period between April 2023 and March 2024 (R$ 39.59 in the period between April 2022 and March 2023, fixed on April 13, 2022).

29.	Supplemental information on statement of cash flows
	Consolidated
	2023	2022
	Jan-Sep	Jan-Sep
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	5,399	5,798
Transactions that does not involve cash
Purchase of property, plant and equipment on credit	−	95
Lease	56,632	27,821
Provision for decommissioning costs	35	54
Use of tax credits and judicial deposit for the payment of contingency	524	6,225
Remeasurement of property, plant and equipment acquired in previous periods	33	128

The final balance of cash and cash equivalents, in the statement of cash flows, includes amounts related to assets held for sale, as shown in the reconciliation below:

	Consolidated
	2023	2022
	Jan-Sep	Jan-Sep
Balance reconciliation at the beginning of the period
Balance of cash and cash equivalents on the statement of financial position	41,723	58,410
Cash and cash equivalents classified as assets held for sale	−	72
Cash and cash equivalents in the Statement of Cash Flow - Opening balance	41,723	58,482

29.1 Reconciliation of depreciation with Statements of Cash Flows

	Consolidated
	2023	2022
	Jan-Sep	Jan-Sep
Depreciation of Property, plant and equipment	55,748	55,911
Amortization of Intangible assets	367	287
	56,115	56,198
Depreciation of right of use - recovery of PIS/COFINS	(589)	(540)
Depreciation, depletion and amortization in the Statements of Added Value	55,526	55,658
Capitalized depreciation	(7,303)	(4,915)
Depreciation, depletion and amortization in the Statements of Cash Flows	48,223	50,743

61

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.	Subsequent events

Proposed amendment to the Company’s Bylaws

On October 30, 2023, the Company’s Board of Directors called Petrobras’ shareholders to an Extraordinary General Meeting to be held on November 30, 2023, to deliberate on proposals for amending the Bylaws.

Among the proposals is the creation of a new statutory reserve for capital remuneration, through the amendment of Article 56 of the Bylaws, in alignment with the Shareholder Remuneration Policy approved by the Board of Directors.

Anticipation of remuneration to shareholders

On November 9, 2023, the Board of Directors approved the anticipation of remuneration to shareholders in the amount of R$ 17,460 (R$1.344365 per outstanding preferred and common shares), based on the net income for the three-month period ended September 30, 2023. According to the Shareholder Remuneration Policy, the Company will distribute 45% of free cash flow (R$ 18,435 million), deducted by the share repurchases made by the Company during the period (R$ 975), excluding transaction costs, as shown in the following table:

	Date of approval	Date of record	Amount per Share (R$)	Amount
Interim dividends	11.09.2023	11.21.2023	0.915292	11,887
Interim interest on capital	11.09.2023	11.21.2023	0.429073	5,573
Total			1.344365	17,460

These dividends and interest on capital will be paid in two equal installments of R$ 8,730 on February 20, 2024, and March 20, 2024, and will be deducted from the remuneration that will be distributed to shareholders relating to the fiscal year 2023. The values will be monetarily updated, according to the variation in the Selic rate, from December 31, 2023 until the date of actual payment of each installment.

The dividend and interest on capital amounts per share may vary until the date of the shareholding position due to the share repurchase program, which reduces the number of outstanding shares.

62

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.	Correlation between the explanatory notes of December 31, 2022 and the ones of September 30, 2023
	Number of notes
Notes to the Financial Statements	Annual for 2022	Quarterly information for 3Q-23
Basis of preparation and presentation of financial statements	2	1
Summary of significant accounting policies	3	2
Cash and cash equivalents and Marketable securities	7	3
Sales revenues	8	4
Costs and Expenses by nature	9	5
Other income and expenses	10	6
Net finance income (expense)	11	7
Segment information	12	8
Trade and other receivables	13	9
Inventories	14	10
Trade payables	15	11
Taxes	16	12
Employee benefits (Post-Employment)	17	13
Provisions for legal proceedings	18	14
Provision for decommissioning costs	19	15
Other assets and liabilities	20	16
Property, plant and equipment	23	17
Intangible assets	24	18
Impairment	25	19
Exploration and evaluation of oil and gas reserves	26	20
Collateral for crude oil exploration concession agreements	27	21
Investments	29	22
Disposal of Assets and other changes in organizational structure	30	23
Finance debt	31	24
Leases	32	25
Equity	33	26
Risk management	34	27
Related-party transactions	35	28
Supplemental information on statement of cash flows	36	29
Subsequent events	37	30

The notes to the annual report 2022, which were suppressed in the interim financial statements of September 30, 2023 because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	4
New standards and interpretations	5
Capital management	6
“Lava Jato Operation” and the reflects on the Company	21
Commitment to purchase natural gas	22
Partnerships in exploration and production activities	28

63

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution 80, of March 29, 2022, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended on September 30, 2023;

(ii) reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended on September 30, 2023.

Rio de Janeiro, November 9, 2023.

Jean Paul Terra Prates	Mário Vinícius Claussen Spinelli
Chief Executive Officer	Chief Governance and Compliance Executive Officer

Carlos José do Nascimento Travassos	Mauricio Tolmasquim
Chief Engineering, Technology and Innovation Officer	Chief Energy Transition and Sustainability Officer

Clarice Coppetti	Sergio Caetano Leite
Chief Corporate Affairs Officer	Chief Financial and Investor Relations Executive Officer

Claudio Romeo Schlosser	William França da Silva
Chief Logistics, Commercialization and Markets Executive Officer	Chief Industrial Processes and Products Officer

Joelson Falcão Mendes
Chief Exploration and Production Executive Officer

64

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the technical pronouncement CPC 21 (R1) - Interim Financial Reporting and the international accounting standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), included in the quarterly information form - ITR for the quarter ended September 30, 2023, which comprises the statement of financial position as of September 30, 2023 and the respective statements of income and comprehensive income for the three and nine-months periods then ended, and statements of changes in shareholders' equity and of cash flows for the nine-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the IASB, applicable to the preparation of quarterly information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters - Statements of added value

The individual and consolidated interim financial information referred to above includes the individual and consolidated statements of added value (DVA) for the nine-month period ended at September 30, 2023, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in the technical pronouncement CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, November 09, 2023

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer